EXHIBIT 10.89
SHARE AND ASSET SALE AGREEMENT
between
NORTEL
and
ALCATEL LUCENT

ARTICLE 1 DEFINITIONS			5

ARTICLE 2 PURCHASE AND SALE OF ASSETS AND SHARES			6

2.1	Purchase and Sale		6
	2.1.1	Assets	6
	2.1.2	Excluded Assets	6
	2.1.3	Assumed Liabilities	8
	2.1.4	Excluded Liabilities	9
	2.1.5	Shares	9
2.2	Price		10
	2.2.1	Purchase Price	10
	2.2.2	Receivable Payment	10
	2.2.3	Adjustments to the Purchase Price	10
	2.2.4	Pre-Closing Statement	11
	2.2.5	Post-Closing Additional Cash Payments	11
	2.2.6	Interest	13
	2.2.7	Purchase Price Allocation	13
2.3	Closing		13
	2.3.1	Closing Date	13
	2.3.2	Closing Actions and Deliveries	13

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER			14

3.1	Organization and Corporate Power		14
3.2	Authorization; Binding Effect; No Breach		14
3.3	Litigation		15

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE SELLER			15

4.1	Organization and Corporate Power		15
4.2	Authorization; Binding Effect; No Breach		15
4.3	Additional Representations and Warranties of the Seller		16

ARTICLE 5 COVENANTS AND OTHER AGREEMENTS			16

5.1	General		16
	5.1.1	Closing Cooperation / Access to information	16
	5.1.2	Filings and Approvals	17
	5.1.3	Revised Schedules	17
	5.1.4	Public Announcements	18
5.2	Conduct of Business		18
5.3	Transaction Expenses		19
5.4	Confidentiality		19
5.5	Warranty Liabilities and Known Product Defects		20
	5.5.1	Standard Warranty Liabilities	20
	5.5.2	Extended Warranty Liabilities	20
	5.5.3	Known Product Defects	20
5.6	Adjustment		21
5.7	Certain Payments Received from Third Parties		22
5.8	Consents — Seller Contracts		22
5.9	Bundled Contracts		23
5.10	Insurance		23

5.11		Additional Equipment	23
5.12		Additional Inventory	24
5.13		Invoices	24
5.14		Release of Permitted Liens	25
5.15		Transition	25
5.16		Additional Covenants	25

ARTICLE 6 NON-COMPETE			26

ARTICLE 7 EMPLOYMENT AND EMPLOYEE BENEFIT MATTERS			27

ARTICLE 8 TAX MATTERS			27

8.1		Transfer Taxes	27
8.2		Transfer Tax Indemnity	28
8.3		Tax Characterization of Certain Payments and Credits	28
8.4		Tax Responsibility	29
8.5		Tax Credits; Tax Refunds	29
8.6		Notices	29

ARTICLE 9 INDEMNIFICATION			30

9.1		Indemnification Obligations	30
	9.1.1	Indemnification by the Seller	30
	9.1.2	Indemnification by the Purchaser	30
	9.1.3	Indemnification under the Other Transaction Documents	30
9.2		Limitations on Indemnification	31
	9.2.1	Monetary Limitations	31
	9.2.2	Time Period for Claims	31
	9.2.3	Disclosures	32
9.3		Defense of Third Party Actions	32
9.4		Cooperation	32
9.5		Sole Remedy	33
9.6		Calculation of Loss	33
9.7		Mitigation obligation	33
9.8		Limitations on Losses	33
9.9		Assignment of Claims	34

ARTICLE 10 CONDITIONS TO THE CLOSING			34

ARTICLE 11 MISCELLANEOUS			35

11.1		Termination	35
11.2		Rights on Termination	35
11.3		Remedies	35
11.4		Consent to Amendments; Waivers	36
11.5		Successors and Assigns	36
11.6		Third Party Rights	36
11.7		Time of the Essence	36
11.8		Governing Law; Submission to Jurisdiction	36
11.9		Notices	37
11.10		Schedules	37
11.11		Counterparts	37
11.12		Construction; Joint Drafting	37

3

11.13	Severability	38
11.14	Headings	38
11.15	Entire Agreement	38

EXHIBIT 1 DEFINITIONS		40

EXHIBIT 4.3 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE SELLER		50

0	Transfer of the New Shares	50
1	Title to Tangible Assets	50
2	Seller Contracts	50
3	Intellectual Property	51
4	Litigation	52

5	Nokia O2	52
6.	Intentionally omitted	52
7	Inventory	52
8	Owned Equipment	52
9	Financial Information	52
10	Actions Since Financial Statements	53
11	Compliance with Laws	53
12	Absence of certain Commercial Practices	54
13	Insolvency	54
14	Nortel Products	54
15	Product Development	54
16	Subsidies	54
17	Sales of the Seller	54
18	Accuracy of Disclosure	55
19	Supplier Contracts	55
20	LG-Nortel Supply	55
21	Representations and Warranties	55

EXHIBIT 2.2.7 PURCHASE PRICE ALLOCATION		56

EXHIBIT 2.2.5 POST-CLOSING ADDITIONAL CASH PAYMENT STATEMENT		58

4

SHARE AND ASSET SALE AGREEMENT
BETWEEN
•	Alcatel Lucent, a société anonyme organized under the laws of France, registered with the Paris Registry of Companies under number B 542 019 096, with offices 54 rue la Boétie, 75008 Paris (“Purchaser”), on the one hand,
AND
•	Nortel Networks Limited, a corporation organized under the laws of Canada, with offices at 195 The West Mall, T05-04-005, Toronto, Ontario M9C 5K1, Canada (“Seller”),
on the other hand.
RECITALS
WHEREAS each of the companies listed in Schedule 1.1 (other than the Seller) as a Designated Seller is a direct or indirect Affiliate (as defined below) of the Seller (collectively with the Seller, the “Designated Sellers”);
WHEREAS each of the companies listed in Schedule 1.1 (other than the Purchaser) as a Designated Purchaser is a direct or indirect Affiliate (as defined below) of the Purchaser (collectively with the Purchaser, the “Designated Purchasers”);
WHEREAS the Seller has agreed to transfer, or cause the Designated Sellers to transfer, and the Purchaser has agreed to purchase and assume, or cause the Designated Purchasers to purchase and assume, the Shares, the Assets and the Assumed Liabilities (each as defined below) upon the terms and conditions hereinafter set forth.
NOW, THEREFORE, in consideration of the respective covenants, representations and warranties made herein, and of the mutual benefits to be derived hereby, the Primary Parties (as defined below) agree as follows:
ARTICLE 1
DEFINITIONS
For the purposes of this Agreement, certain terms are defined in Exhibit 1. Exhibit 1 also indicates the terms that are defined in the recitals and Articles of this Agreement.

ARTICLE 2
PURCHASE AND SALE OF ASSETS AND SHARES
2.1 Purchase and Sale
2.1.1 Assets
Subject to the terms and conditions of this Agreement (and in particular subject to Section 2.1.5 as relates to the French Assets), at the Closing, or in connection with those Assets which are transferred in accordance with provision of Article 5 at any later date referred to or provide in such Article 5, the Purchaser shall and shall cause the other relevant Designated Purchasers to purchase or be assigned and assume from the relevant Designated Sellers (the name of which is set forth in Schedule 1.1), and the Seller shall and shall cause the other relevant Designated Sellers to transfer or assign to the relevant Designated Purchasers, the Shares and all of the Seller’s and such Designated Seller’s rights, title and interest in and to the following assets (such assets of any such Designated Seller are referred to herein as the “Designated Country Assets” and all Designated Country Assets are collectively referred to herein as the “Assets”), free and clear of all Liens other than the Permitted Liens:
(1)	the Inventory as of the Closing Date;

(2)	the Owned Equipment as of the Closing Date;

(3)	the rights of the Seller or any other Designated Seller arising after the Closing Date under the contracts pursuant to which the Leased Equipment are leased to the Designated Sellers as of the Closing Date, subject to the other party (parties) to such contracts having consented to the assignment thereof;

(4)	the rights under the Seller Contracts arising after the Closing Date (but including all rights under invoices issued after the Closing Date in connection with Nortel Products or Nortel Services sold or delivered prior to the Closing Date or for work performed prior to Closing);

(5)	the Business Information, subject to Section 2.1.2(4);

(6)	the Transferred Intellectual Property, subject to the Seller’s right to retain copies of such Transferred Intellectual Property (including source codes relating thereto); and

(7)	any and all assets to be transferred to the Designated Purchasers in accordance with the provisions of Article 5.
2.1.2 Excluded Assets
The Assets shall not include the following (collectively, the “Excluded Assets”):
(1)	without prejudice to the payment of the Receivable Payment and to the provisions of Section 2.1.1.(4), any rights under invoices (including all inter-company invoices) validly issued on or prior to the Closing Date in connection with Nortel Products or

Nortel Services sold or delivered or for work performed on or prior to the Closing Date, any cash and cash equivalents, promissory notes and securities of the Designated Sellers (receivables, all bank account balances and all petty cash);
(2)	any refunds due from, or payments due on, claims with the insurers of any of the Designated Sellers in respect of losses arising prior to the Closing Date;

(3)	other than the Seller Contracts and the contracts related to the Leased Equipment, any rights of the Designated Sellers under any contract, arrangement or agreement;

(4)	any books, records and files other than the Business Information and such portion of the Business Information that the Designated Sellers are required by Law or by any agreement with a Third Party to retain, subject to the Designated Sellers providing copies thereof to the Designated Purchasers (to the extent providing such copies is not in breach of Law or contract);

(5)	any rights to any intellectual property owned by a Third Party embedded in Nortel Products or Nortel Services which are used in other products or services supplied or provided by any Designated Seller;

(6)	all rights to Tax refunds, credits or similar benefits relating to the Assets or the Business allocable to the Seller or the other Designated Sellers under Article 8;

(7)	any and all assets listed in Schedule 2.1.2(7) irrespective of their use in connection with the Business, subject to 5.11(1); and

(8)	any and all other assets and rights of the Designated Sellers not referred to in Section 2.1.1.
For the avoidance of doubt, no right of any kind, including rights under invoices validly issued on or prior to the Closing Date in connection with Nortel Products or Nortel Services sold or delivered on or prior to the Closing Date or for work performed on or prior to the Closing Date (but excluding all rights arising under invoices to be issued after the Closing Date), of the Designated Sellers against LG-Nortel Co. Ltd or GDNT or assets owned by LG-Nortel Co. Ltd or GDNT (unless set forth in a Local Agreement under which GDNT is a party) are being transferred under this Agreement; it being specified that any and all assets mainly relating to the Business that LG-Nortel Co. Ltd or GDNT holds or has made available to a third-party but which in both cases are (i) owned by the Seller or any of its Affiliates or (ii) which the Seller or any of its Affiliates has the right to obtain that it be returned to it free of charge shall be transferred in accordance with the provisions of Section 2.1.1 (such assets shall be referred to as the “LG-Nortel Co. Ltd/GDNT Assets”). In the event the Purchase Price has been reduced under Section 2.2.3 (v) and/or the Seller has paid an amount in accordance with Section 2.2.5 (ii) in connection with a shortfall in Owned Equipment, the Purchaser shall pay to the Seller an amount equal to the contract value (and if none at net book value) of any LG-Nortel Co. Ltd/GDNT Assets transferred to the Purchaser or any Designated Purchaser pursuant to the foregoing up to the net sum borne by the Seller under Sections 2.2.3 (v) and/or 2.2.5 (ii) (as such sum may have been reduced by any previous payment which may have been made in accordance with this provision). In the event that the Seller has to pay an amount for such asset to be returned to it, the Purchaser will have an option to buy it at the same amount.

2.1.3 Assumed Liabilities
On the terms and subject to the conditions set forth in this Agreement (and in particular subject to Section 2.1.5 as relates to the French Assumed Liabilities), at the Closing the Purchaser shall and shall cause the relevant Designated Purchaser to assume and become responsible for, and to perform, discharge and pay when due, and indemnify the Designated Sellers against and hold each of them harmless from, the following Liabilities if (except in connection with (5) below) the events giving rise to such obligations and liabilities came into existence after the Closing Date and relate to or arise out of the relevant Designated Country Assets (such obligations and liabilities are referred to herein as the “Designated Country Assumed Liabilities” and all Designated Country Assumed Liabilities are collectively referred to herein as the “Assumed Liabilities”):
(1)	all Liabilities that arise with respect to the ownership and operation of the Assets;

(2)	all Liabilities arising from or in connection with the performance of the Seller Contracts (or breach thereof), but excluding all obligations arising under invoices from suppliers under the Seller Contracts that are validly issued on or before the Closing Date;

(3)	all Liabilities resulting from any licensing assurances, agreements or undertakings relating to the Transferred Intellectual Property which the Designated Sellers may have granted or committed to Third Parties including applicable standard bodies, which, except for Liabilities applicable to standard bodies, are included in (a) Seller Contracts with a customer, (b) a contract between Designated Seller and a customer, obligations of which are being subcontracted to a Designated Purchaser under the Subcontract Agreement, and (c) the list of cross-licenses and other licenses listed in Schedule 3.1 of the Disclosure Letter;

(4)	all Liabilities for, or related to any obligation for, any Tax that the Purchaser or any other Designated Purchaser bears under Article 8 of this Agreement (including, for the avoidance of doubt, Transfer Taxes); and

(5)	subject to the provisions of Section 5.5.1 and 5.5.2, all obligations under any Standard Warranty Liability and Extended Warranty Liability relating to Nortel Products and Nortel Services which have been supplied under (i) a Seller Contract or (ii) any Bundled Contract to the extent such obligations relate to the Business only.
Specific provisions relating to Liabilities arising in connection with employment-related matters are provided for in Schedule 7.
For the sake of clarity, any assumption of liability pursuant to this Section 2.1.3 shall in no event waive the rights of the Purchaser resulting from the representations and warranties of the Seller provided for in Exhibit 4.3.
2.1.4 Excluded Liabilities
Subject to the provisions of Article 7 in respect to matters relating to Assumed Employees, neither the Purchaser nor any of the other Designated Purchasers will assume at the Closing any of the obligations or liabilities not expressly assumed pursuant to Section 2.1.3 (collectively, “Excluded Liabilities”) and in particular, without limitation, the following liabilities:
(1)	all Liabilities arising or which by their terms are to be observed, paid or discharged or performed on or before the Closing Date with respect to the Seller Contracts and the Bundled Contracts, including obligations arising under invoices issued and due under the Seller Contracts on or before the Closing Date;

(2)	warranty and other Liabilities with respect to the Business arising from facts pre-dating the Closing Date, except for those mentioned under Section 2.1.3(5) above; and

(3)	all Liabilities for, or related to any obligation for, any Tax that Seller or any Designated Seller bears under Article 8 of this Agreement.
Specific provisions relating to Liabilities arising in connection with employment-related matters are provided for in Schedule 7.
2.1.5 Shares
The Primary Parties agree that the transfer of the French Assets and the assumption of the Assumed Liabilities relating to or arising out of the French Assets (the “French Assumed Liabilities”) shall be completed through the three following steps:
(1)	Prior to the Closing Date, the Seller shall cause Nortel Networks S.A., a société anonyme organized under the laws of France, registered with the Registry of Companies of Versailles under number B 389 516 741 (“NN SA”) and the Purchaser shall cause Diselec, a société par actions simplifiée organized under the laws of France, registered with the Paris Registry of Companies under number B 491 687 422 (“Diselec”), to enter into an agreement relating to the contribution by NN SA to Diselec of the French Assets and the French Assumed Liabilities (the “Contribution Agreement” and such transaction, the “Contribution”);
(2)	Immediately prior to the Closing, the Purchaser shall cause Alcatel CIT, as sole shareholder of Diselec, to (i) approve the Contribution in the terms set forth in the Contribution Agreement and (ii) acknowledge the resulting issuance of new shares of Diselec (the “Shares”) and the resulting increase in the share capital of Diselec, and
(3)	At the Closing, the Seller shall cause NN SA and the Purchaser shall cause Alcatel CIT to execute a share purchase agreement (the “Share Purchase Agreement”) pursuant to which NN SA shall sell to Alcatel CIT and Alcatel CIT shall acquire from NN SA, with effect as of the Closing Date, the Shares.
(the above steps (1) to (3), the “French Acquisition Structure”).
The Primary Parties acknowledge that the transfer of the French Assets and the assumption of the French Assumed Liabilities in accordance with the above described steps is a transfer technicality and that the provisions of this Agreement (and in particular the principles set forth in Sections 2.1.1, 2.1.2, 2.1.3 and 2.1.4 and the representations and warranties made by the Seller and the other Designated Sellers under Article 4 and Exhibit 4.3) and of the Ancillary Agreements shall apply to the French Assets and the French Assumed Liabilities as if such assets and liabilities were directly transferred from NN SA to Alcatel CIT.
Without prejudice to the relevant Designated Purchaser and Alcatel CIT’s liability for all Transfer Taxes relating to the French Acquisition Structure in accordance with Section 8.1, NN SA and Diselec shall effect the Contribution to be treated as contribution of a complete and autonomous business (branche complète et autonome d’activité).
2.2 Price
2.2.1 Purchase Price
Subject to the provisions of Section 2.2.2, in consideration of the transfer of the New Shares, of the Assets and of the rights granted under the License Agreement, on the Closing Date, the Purchaser on its own behalf and as agent for the other Designated Purchasers shall (x) assume and become obligated to pay, perform and discharge, when due, the Assumed Liabilities and (y) pay by wire transfer to the Seller, on its own behalf and as agent for the other Designated Sellers, in immediately available funds, an amount of three hundred twenty million US dollars (USD 320,000,000) (the “Purchase Price”), as adjusted pursuant to Section 2.2.3 below.
2.2.2 Receivable Payment
Within 45 days after the Closing Date, the Seller shall pay by wire transfer to the Purchaser, in immediately available funds, an amount of twenty three million US dollars (USD 23,000,000) in consideration of receivables net of the payables of the Business that are not transferred to the Purchaser, irrespective of the actual amount of receivables actually collected and payables actually paid by the Designated Sellers (the “Receivable Payment”).
Upon Closing, the Seller shall provide the Purchaser with a 45-day promissory note in the form set out in Exhibit 2.2.2 for such Receivable Payment (the “Promissory Note”) and upon its due date shall make such payment without raising any rights to counterclaim or set-off.
2.2.3 Adjustments to the Purchase Price
The amount of the Purchase Price shall be reduced by:
(i)	an amount equal to the sum of reserves set forth for Standard Warranty Liabilities in the unaudited management statements of operations for the Business as the last day of Nortel fiscal month immediately preceding the Closing Date (the “SWL Reserve”);

(ii)	an amount equal to the sums of reserves set forth for Extended Warranty Liabilities in the unaudited management statements of operations for the Business as of the last day of Nortel fiscal month immediately preceding the Closing Date (the “EWL Reserve”);

(iii)	an amount equal to the sums set forth for Known-Product Defects in the unaudited management statements of operations for the Business as of the last day of Nortel fiscal month immediately preceding the Closing Date (the “KPD Advance”);
(iv)	any shortfall between the net book value of the Inventory set out in the Pre-Closing Statement and five million US dollars (USD 5,000,000) (“Pre-Closing Inventory Shortfall”); and

(v)	any shortfall between the net book value of the Owned Equipment set out in the Pre-Closing Statement and fifty million US dollars (USD 50,000,000) (“Pre-Closing Owned Equipment Shortfall”).

(vi)	an amount equal to the sums that must be paid at Closing to the Purchaser in accordance with Clause 5(a)(i) of Schedule 7 in connection with the Canadian retirement benefit obligations.
The above mentioned unaudited management statements of operations for the Business shall be in compliance with the Nortel Accounting Principles.
2.2.4 Pre-Closing Statement
At least ten (10) Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser a statement setting forth the expected net book value of the Owned Equipment and of the Inventory at Closing (the “Pre-Closing Statement”) prepared in good faith and executed by the senior finance person responsible for the Business at the Seller setting out in reasonable detail calculations (expressed in US dollars) of the Purchase Price adjustments set out in Section 2.2.3 above.
2.2.5 Post-Closing Additional Cash Payments
A Post-Closing Additional Cash Payment Statement shall be prepared in accordance with the terms of Exhibit 2.2.5.
     (i) Post-Closing Inventory Additional Cash Payment
          (a) If and to the extent the net book value of the Inventory shown in the Post-Closing Additional Cash Payment Statement is below both a) the one set out in the Pre-Closing Statement and b) five million US dollars (USD 5,000,000), the Seller, acting on its own behalf and as agent of the Designated Sellers, shall pay to the Purchaser, acting on its own behalf and as agent of the Designated Purchasers, an amount equal to the difference between the net book value of the Inventory set out in the Pre-Closing Statement and that set out in the Post-Closing Additional Cash Payment Statement up to a ceiling equal to the difference between five million US dollars (USD 5,000,000) and the net book value of the Inventory amount as set out in the Post-Closing Additional Cash Payment Statement.
          (b) If and to the extent x) the net book value of the Inventory set out in the Post-Closing Additional Cash Payment Statement is greater than that set out in the Pre-Closing Statement and y) the net book value of the Inventory shown in the Pre-Closing Statement is below five million US dollars (USD 5,000,000), the Purchaser, acting on its own behalf and as agent of the Designated Purchasers, shall pay to the Seller, acting on its own behalf and as agent of the Designated Sellers, an amount equal to the difference between the net book value of the Inventory set out in the Post-Closing Additional Cash Payment Statement and that set out in the Pre-Closing Statement, it being specified that if such amount is greater than the Pre-Closing Inventory Shortfall, the Purchaser acting on its own behalf and as agent of the Designated Purchasers, shall pay to the Seller, acting on its own behalf and as agent of the Designated Sellers, an amount equal to the Pre-Closing Inventory Shortfall only.
     (ii) Post-Closing Owned Equipment Additional Cash Payment
          (a) If and to the extent the net book value of the Owned Equipment shown in the Post-Closing Additional Cash Payment Statement is below both a) the one set out in the Pre-Closing Statement and b) fifty million US dollars (USD 50,000,000), the Seller, acting on its own behalf and as agent of the Designated Sellers, shall pay to the Purchaser, acting on its own behalf and as agent of the Designated Purchasers, an amount equal to the difference between the net book value of the Owned Equipment set out in the Pre-Closing Statement and that set out in the Post-Closing Additional Cash Payment Statement up to a ceiling equal to the difference between fifty million US dollars (USD 50,000,000) and the net book value amount Owned Equipment set out in the Post-Closing Additional Cash Payment Statement.
          (b) If and to the extent x) the net book value of the Owned Equipment set out in the Post-Closing Additional Cash Payment Statement is greater than that set out in the Pre-Closing Statement and y) the net book value of the Owned Equipment shown in the Pre-Closing Statement is below fifty million US dollars (USD 50,000,000), the Purchaser, acting on its own behalf and as agent of the Designated Purchasers, shall pay to the Seller, acting on its own behalf and as agent of the Designated Sellers, an amount equal to the difference between the net book value of the Owned Equipment set out in the Post-Closing Additional Cash Payment Statement and that set out in the Pre-Closing Statement; it being specified that if such amount is greater than the Pre-Closing Owned Equipment Shortfall, the Purchaser acting on its own behalf and as agent of the Designated Purchasers, shall pay to the Seller, acting on its own behalf and as agent of the Designated Sellers, an amount equal to the Pre-Closing Owned Equipment Shortfall only.
     (iii) Payments to be made under paragraph (i) and (ii) above shall be made in cash by wire transfer of immediately available funds to the bank account designated in writing by Purchaser or the Seller within five (5) Business Days of determination of the Post-Closing Additional Cash Payment Statement. Any payment to the Purchaser under Sections 2.2.5(i) or 2.2.5(ii) shall be offset against payments to the Seller under Sections 2.2.5(i) or 2.2.5(ii) and any payments to the Seller under Sections 2.2.5(i) or 2.2.5(ii) shall be offset against payments to the Purchaser under Sections 2.2.5(i) or 2.2.5(ii).
     (iv) For the avoidance of doubt, it is understood that the value of any Owned Equipment or Inventory that is the subject of an Open Purchase Order shall only be counted towards the satisfaction of the above minimum transfer amounts in Sections 2.2.3, 2.2.4, 2.2.5(i) and 2.2.5(ii) (fifty million US dollars (USD 50,000,000) for Owned Equipment and five million US dollars (USD 5,000,000) for Inventory) to the extent that such Open Purchase Order has been paid, or to the extent it has been paid if not paid in full, by a Designated Seller prior to Closing or will be paid by a Designated Seller at anytime thereafter.
2.2.6 Interest
Any payment to be made in accordance with Section 2.2.5(i) and 2.2.5(ii) above shall include interest thereon calculated from the date of determination of the Post-Closing Additional Cash Payment Statement to the date of payment at a rate per annum of one per cent above the EURIBOR. Such interest shall accrue from day to day.
2.2.7 Purchase Price Allocation
The Purchaser and the Seller shall prepare a Purchase Price allocation in accordance with the provisions set out Exhibit 2.2.7.
2.3 Closing
2.3.1 Closing Date
The completion of the purchase and sale of the Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, London, England (or such other place as may be agreed by the Seller and the Purchaser) commencing at 9:00 a.m. local time, on the earlier of December 31st, 2006, January 27th, 2007 or February 24th, 2007 if on such date all of the conditions set forth under Article 10 herein have been satisfied for more than (10) Business Days or, if permissible, waived by their beneficiary, or on such other date as shall be mutually agreed upon in writing by the Purchaser and the Seller. For the purpose of the Transaction Documents, the Assets and the Assumed Liabilities are deemed to be transferred to the Purchaser or the other Designated Purchasers at midnight on the day of Closing (the “Closing Date”). If the Closing occurs in December 2006, the parties agree that the Closing Date shall be midnight December 31, 2006, and that they will cause all steps towards the Closing to be completed on or prior December 15th, 2006 (provided the steps set forth in Exhibit 2.2.7 have then been completed) so that the delivery of the documents to be exchanged and the payment to be made hereunder at Closing be completed on December 29, 2006 with all transfers to be made hereunder being automatically effective on December 31, 2006.
2.3.2 Closing Actions and Deliveries
At Closing:
•	the Primary Parties shall enter and shall cause the other Designated Sellers and the other Designated Purchasers, as the case may be, and the Seller shall cause Guangdong Nortel Telecommunications Equipment Co. and, subject to Section 10.7, LG-Nortel Co. Ltd. to enter into the Ancillary Agreements to which they are parties respectively, to the extent such agreements have not yet been entered into, and perform their respective obligations to be performed under the Ancillary Agreements;

•	each Primary Party shall deliver copies of the resolutions of its board of directors or other equivalent bodies and that, where legally required or expressly provided for in the by-laws of the concerned Designated Seller and Purchaser, of the Designated Sellers and the Designated Purchasers authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements;

•	the Seller shall cause NN SA to deliver to the Purchaser a duly executed share transfer form showing the transfer, to the Designated Purchaser for France, of the Shares;

•	the Purchaser shall deliver to the Seller the Promissory Note duly executed; and

•	the Purchaser shall deliver, or cause to be delivered, to the Seller and the other relevant

Designated Sellers, and the Seller shall deliver, or cause to be delivered, to the Purchaser and the other relevant Designated Purchasers, all documents specifically required by the Transaction Documents or applicable Law (it being understood, however, that such instruments shall not require the Purchaser, the other Designated Purchasers, the Seller, the other Designated Sellers or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement or the relevant Local Asset Sale Agreement).
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to the Seller that as of the date of the Agreement as well as on the Closing Date:
3.1 Organization and Corporate Power
3.1.1 The Purchaser is a corporation organized and validly existing under the laws of France. Each Designated Purchaser other than the Purchaser is a corporation organized and validly existing under the laws of the jurisdiction in which it is organized. Each of the Purchaser and the Designated Purchasers has the requisite corporate power and authority to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is or will become a Party.
3.1.2 The Purchaser and each of the other Designated Purchasers is qualified to do business as contemplated by this Agreement and the other Transaction Documents and to own or lease and operate its properties and assets, including the Assets or the relevant Designated Country Assets, as applicable.
3.2 Authorization; Binding Effect; No Breach
3.2.1 The execution, delivery and performance of each Transaction Document to which the Purchaser or any of the other Designated Purchasers is a Party have been duly authorized by the Purchaser and the other relevant Designated Purchaser, as applicable. Each Transaction Document to which the Purchaser or any other Designated Purchaser is a Party constitutes, or upon execution thereof will constitute, a valid and binding obligation of the Purchaser or such other Designated Purchaser, as applicable, enforceable against such Person in accordance with its respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization and other similar Laws affecting generally the enforcement of the rights of contracting Parties, by provision of Laws regarding the currency of judgments, and subject to a court’s discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.
3.2.2 Except as set forth in Schedule 3.2.2, the execution, delivery and performance by each of the Purchaser and the other Designated Purchasers of the Transaction Documents to which the Purchaser or such other Designated Purchaser is, or on the Closing Date will be, a Party do not and will not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of, or require any authorization, consent, approval, exemption or other action by or declaration or notice to any third Person pursuant to (i) the articles, charter or by-laws of the Purchaser or the other relevant Designated

Purchaser, (ii) any material agreement, instrument, or other document to which the Purchaser or the other relevant Designated Purchaser is a party or to which any of its assets is subject or (iii) any Laws to which the Purchaser, the other Designated Purchaser, or any of their assets is subject, except, in the case of (ii) and (iii) above, for such defaults, violations, actions and notifications that would not individually or in the aggregate hinder or impair the performance by the Purchaser or the other Designated Purchasers of any of their obligations under any Transaction Document.
3.3 Litigation
There is no Action involving or affecting the Purchaser or any other Designated Purchaser that seeks to enjoin, prevent, alter or delay any of the transactions contemplated by the Transaction Documents before any Government Entity or arbitration tribunal and, to the Purchaser’s Knowledge, no such Action has been threatened in writing.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Purchaser that as of the date of this Agreement as well as on the Closing Date and subject to the matters disclosed in the Disclosure Letter:
4.1 Organization and Corporate Power
The Seller is organized and validly existing under the Laws of Canada. Each Designated Seller is a corporation organized and validly existing under the laws of the jurisdiction in which it is organized. Each of the Designated Sellers has the requisite corporate power and authority to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is or will become a Party.
Each of the Designated Sellers is qualified to do business and to own and operate its assets, including the Designated Country Assets, as applicable in each jurisdiction in which its ownership of property or conduct of business relating to the Business requires it to so qualify.
4.2 Authorization; Binding Effect; No Breach
4.2.1 The execution, delivery and performance of each Transaction Document to which any of the Designated Sellers is, or on the Closing Date will become, a Party have been duly authorized by the relevant Designated Sellers, as applicable. Each Transaction Document to which a Designated Seller is a Party constitutes, or upon execution thereof will constitute, a legal, valid and binding obligation of the Designated Seller, as applicable, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization and similar Laws affecting generally the enforcement of the rights of contracting parties, by provisions of the Laws regarding the currency of judgments and subject to a court’s discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.
4.2.2 The execution, delivery and performance by each of the Designated Sellers of the Transaction Documents to which such Designated Seller is, or on the Closing Date will be, a Party do not and will not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of, result in the creation or imposition of any Lien upon any of the Assets, or require any authorization, consent, approval, exemption or other action by or declaration or notice to any third Person pursuant to (i) the articles, charter or by-laws of the relevant Designated Sellers, (ii) any material agreement, instrument or other document to which the relevant Designated Sellers are a party or to which any of its assets is subject or (iii) any Laws to which the Designated Sellers or any of the Assets are subject, except, in the case of (ii) and (iii) above, for such defaults, violations, actions and notifications that would not individually or in the aggregate hinder or impair the performance by the Designated Sellers of any of their obligations under any Transaction Document.
4.3 Additional Representations and Warranties of the Seller
The Seller further represents and warrants to the Purchaser in the terms set out in Exhibit 4.3 and in Clause 43 and 44 of Schedule 7 with respect to the Shares, the Assets and the Business, on the date of this Agreement as well as on the Closing Date (or, if made as of a specified date, as of such date) and subject to the matters disclosed in the Disclosure Letter.
ARTICLE 5
COVENANTS AND OTHER AGREEMENTS
5.1 General
5.1.1 Closing Cooperation / Access to information
Each of the Parties shall use its good faith efforts to satisfy the Closing conditions, and in particular to agree on the final form of the Ancillary Agreements listed in Exhibit 10.6 and obtain any approvals required to execute such (e.g., Board of Directors approval of LGN), and to take, or cause to be taken, or to do, or cause to be done, all things necessary to satisfy the conditions to the obligations under the Transaction Documents of the Parties over which each has control and to cause the transactions contemplated under the Transaction Documents to be consummated, in accordance with the terms thereof.
From the date hereof to the Closing Date, the Seller shall and undertakes to procure that the Designated Sellers shall furnish to the Purchaser and its counsels and advisers (i) reasonable access during normal business hours to the senior management, offices, properties, contracts, and books and records of the Seller and the other Designated Sellers (in respect of the Business) and shall furnish promptly to the Purchaser all other (ii) available information concerning the Business (including its properties and operations), as the Purchaser may from time to time reasonably request; provided, however that the Seller shall not be required to provide (or cause to be provided) (x) any Tax-related information (except for Assumed Employee tax and social charges information that may be necessary for the Designated Purchasers to properly effect the transfer of such employees on their payrolls), or (y) such information (including any Assumed Employee related information) or access to the extent that it would cause the Seller or the other Designated Sellers to be in breach of any obligation or in violation of applicable Law.
For a period of five (5) years from Closing, the Seller and the Purchaser shall, and undertake to procure that the other Designated Sellers and the other Designated Purchasers,

respectively, shall retain the books, records and documents in connection with the Business and shall allow the other party reasonable access to such books, records and documents, including to take copies at the expense of the party requesting such copies. The preceding sentence shall not apply to Tax-related information nor to any information the Seller is not required to provide pursuant to the preceding paragraph.
5.1.2 Filings and Approvals
To the extent not yet made before the date hereof, except for the China filings (where each Party shall bear the costs of its own filing), the Purchaser shall make at its expense all requisite filings with the relevant Government Entities referred to in Section 10.1 within eight (8) Business Days of the date hereof and shall promptly answer to any request for information from said authorities. The Seller shall and shall cause the other Designated Sellers to provide the Purchaser with all information available to it which the Purchaser may reasonably request for the purpose of preparing such filings provided, however, that (x) no such information shall be required to be provided by the Seller if it determines, acting reasonably, that, such information is material and competitively sensitive or that the provision of such information could reasonably be expected to have a material adverse effect upon it if the transactions contemplated by this Agreement were not completed, and (y) in any such case the Purchaser and the Seller shall cooperate with a view to establishing a mutually satisfactory procedure for providing such information directly to the Government Entity requiring or requesting such information, and the Seller required to provide such information shall provide it directly to such Government Entity.
The Purchaser shall inform the Seller on a regular basis as to the contents of communications with the relevant Government Entities. In particular, the Purchaser will not make any notification in relation to the transactions contemplated hereunder without first providing the Seller with a copy of such notification in draft form and giving the Seller an opportunity to comment before it is filed with the relevant Government Entities, and shall consider and take account of all reasonable comments made by the Seller in this respect. The Purchaser shall promptly inform the Seller of the satisfaction of the condition precedent referred to in Section 10.1 and in any event no later than two (2) Business Days of becoming aware thereof.
Notwithstanding the above, the Seller shall make, at its own expense, all requisite filings with the relevant Government Entities as it may be required to by such Government Entities in relation with this Agreement.
5.1.3 Revised Schedules
The Seller shall deliver to the Purchaser, at least five (5) Business Days prior to the Closing Date, revised Schedules to (i) the representations and warranties and the Local Asset Sales Agreement (if applicable) to reflect any matters related to the Closing at issue that have occurred from and after the date of this Agreement, that, if existing on the date of execution of this Agreement, would have resulted in a disclosure or exception with regard to any such representation and warranty; and (ii) the Designated Country Assets to reflect updated or missing information (it being expressly specified that the Seller shall not be entitled to update Schedule 2.1.2(7) or to make significant changes to the Owned Equipment list without the Steering Committee’s approval), provided, however, that even though the Purchaser shall have waived a right in accordance with the provisions of Section 10.3, the Purchaser shall be entitled to be indemnified by the Seller for any Losses resulting from (x) any breach of a representation or warranty made by the Seller in this Agreement, unless and to the extent such breach or exception was referred to in the Disclosure Letter as of the date hereof or (y) facts or events disclosed in the revised Schedules, in both (x) and (y) in accordance with the indemnification provisions of Article 9 hereof (and subject to the limitations therein set forth), provided, however, in connection with the Owned Equipment, that the Purchaser and the other Designated Purchasers shall not be entitled to any indemnification in connection with the revision of Schedule 2.1.1(2), without prejudice of the provisions of Sections 2.2.3(v) and 2.2.5.
5.1.4 Public Announcements
Subject to each Primary Party’s disclosure obligations imposed by Law, the Purchaser and the Seller shall cooperate, and shall cause each of the Designated Purchasers and the other Designated Sellers to cooperate, with each other in the development and distribution of all news releases, other public information disclosures and announcements, including announcements and notices to customers, suppliers and employees, with respect to this Agreement, or any of the transactions contemplated by this Agreement and the other Transaction Documents and shall not issue any such announcement or statement prior to consultation with, and the approval of, the other Primary Party (such approval not to be unreasonably withheld or delayed); provided that approval shall not be required where the disclosing party reasonably determines, after consultation with such other Primary Party, that such disclosure is required by Law.
5.2 Conduct of Business
The Seller covenants and agrees that except as otherwise contemplated or permitted by this Agreement or the applicable Local Asset Purchase Agreement, from the date hereof to the Closing Date,
(i) it shall conduct the Business or cause the Designated Country Business, as conducted by the applicable Designated Seller, to be conducted in the ordinary course consistent with past practice and will make all commercially reasonable efforts consistent with past practice to preserve the Business and the Assets, and to preserve its relationship with customers, suppliers, contractors and other service providers with whom the Seller or such Designated Seller deal in connection with the Business, and so as to ensure all representations and warranties of the Seller remain true and correct in all material respects as of the Closing, and
(ii) without the prior consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, it shall not and shall not permit any of the other Designated Sellers to:
a)	enter into any modifications of any Seller Contract which modification requires the expenditure net of any additional revenues by any of the Designated Sellers or its counterparty in excess of one million US dollars (USD 1,000,000) (or its equivalent in local currency), exclusive of VAT. Terminate any Seller Contract, unless the other party to the Seller Contract avails itself of a right to termination;

b)	issue any purchase order for Owned Equipment with a value in excess of two hundred thousand US dollars (USD 200,000) (or its equivalent in local currency);

c)	dispose of any Asset or any interest in such asset other than in the ordinary course of Business;

d)	create any Lien over all or any of the Assets (excluding the Transferred Intellectual Property), except Permitted Liens, or grant any rights under Licensed Intellectual Property which would prevent Seller and/or other Designated Sellers from granting the rights on Licensed Intellectual Property pursuant to the License Agreement royalty-free, except that subject to the foregoing, the Seller will continue to operate in the normal course until the Closing Date and such normal course will include, among other things, sales of product;

e)	create any Lien or enter into any license, over the patented Transferred Intellectual Property, except for broad patent cross licenses not specifically directed to UMTS Access products or other licenses granted in connection with the sale of Nortel Products to customers or license in connection with the manufacturing of Nortel Products in the normal course of business;

f)	agree to take any of the actions set forth in the foregoing paragraphs a) to e);

g)	take any of the actions set out in Clause 45 of Schedule 7.
For purposes of clarity, the transactions contemplated in Sections 2.1.5 and 5.9 are exceptions to the above covenants, though such exceptions apply only to the extent that they are strictly necessary to achieve these transactions.
5.3 Transaction Expenses
Each of the Purchaser and the Seller shall bear its own costs and expenses (including brokerage commissions, finders’ fees or similar compensation, and legal fees and expenses) incurred in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby. For the avoidance of doubt, any Tax related costs and expenses are subject only to the provisions of Article 8.
5.4 Confidentiality
The Parties acknowledge that the Confidentiality Agreement remains in full force and effect in accordance with its terms, which are incorporated herein by reference, and the Parties agree to be bound thereby in the same manner and to the same extent as if the terms had been set forth herein in full, provided, however that the confidentiality obligations shall remain in force for a five-year period as from the Closing Date, notwithstanding the termination provision in the Confidentiality Agreement.
5.5 Warranty Liabilities and Known Product Defects
5.5.1 Standard Warranty Liabilities
To the extent that the SWL Reserve is less than three million three hundred and thirty three thousand three hundred and thirty three US Dollars (USD 3,333,333), the Seller will reimburse the Purchaser and any other Designated Purchaser any reasonable costs incurred by any of them for the performance of the Standard Warranty Liabilities after the Closing Date if such costs exceed in the aggregate one and a half times the SWL Reserve and only for that portion of the costs which exceed such amount. To the extent that the SWL Reserve is not less than three million three hundred and thirty three thousand three hundred and thirty three US Dollars (USD 3,333,333) the Seller will reimburse the relevant Designated Purchasers for any reasonable costs incurred by any of them for the performance of the Standard Warranty Liabilities after the Closing Date in excess of five million US Dollars (USD 5,000,000). For purpose of implementing this provision, the Purchaser shall invoice the Seller within thirty (30) days following the expiration of each calendar quarter.
The obligation of the Seller under this Section 5.5.1 shall only apply in connection with valid claims notified by Third Parties and for which the relevant Designated Purchaser has substantiated in a reasonable fashion the costs incurred in the performance of the Standard Warranty Liabilities.
5.5.2 Extended Warranty Liabilities
Within thirty (30) days from the expiration of each calendar quarter of the twenty-four (24) month period following the Closing Date, the Purchaser shall inform the Seller of the costs incurred in connection with Extended Warranty Liabilities during the preceding quarter. If the total costs incurred by the Designated Purchasers in connection with the Extended Warranty Liabilities exceed the EWL Reserve, the Seller shall reimburse such difference to the Purchaser in immediately available funds, it being provided that:
•	for any amount claimed by the Purchaser above the EWL Reserve, the Seller shall only be liable under this Section 5.5.2 for reasonable costs that the relevant Designated Purchaser has substantiated in a reasonable fashion, and

•	the obligation of the Seller under this Section 5.5.2 shall only apply in connection with valid claims notified by Third Parties.
If there remains any outstanding Extended Warranty Liabilities after the expiration of the twenty-four (24) month period following the Closing Date, the Designated Purchasers shall be liable for those outstanding Extended Warranty Liabilities and shall have no right to make any claim against any of the Designated Sellers in this respect and no Designated Seller shall retain any liability in this connection.
If the amount of the EWL Reserve exceeds the total costs incurred by the Designated Purchasers in connection with such Extended Warranty Liabilities, the Purchaser shall keep such difference and have no reimbursement obligation to the Seller for such excess funds.
5.5.3 Known Product Defects
To the extent that the Known Product Defect involves a supplier of a Designated Seller, at the Seller’s option, (x) the Seller shall, or shall cause the relevant Designated Seller to, assign to the Purchaser its warranty claim against the relevant supplier or (y) the relevant Purchaser shall return the defective component to the relevant Designated Seller and the Parties shall cooperate in good faith in asserting the warranty claim against the relevant supplier. In all cases, the Purchaser shall be entitled to any monetary relief awarded by a supplier in connection with a warranty claim relating to a Known Product Defect.
Within thirty (30) days from the expiration of each calendar quarter of the twenty-four (24)

month period following the Closing Date, the Purchaser shall inform the Seller of the costs incurred in connection with KPD Liabilities during the preceding quarter and:
•	if the amount of the KPD Reserve exceeds the total costs incurred by the Designated Purchasers in connection with KPD Liabilities up to such date, the Purchaser shall keep such difference and have no reimbursement obligation to the Seller for such excess funds;

•	if the total costs incurred by the Designated Purchasers in connection KPD Liabilities exceed the KPD Reserve, the Seller shall reimburse such difference to the Purchaser in immediately available funds, it being provided however that for any amount claimed by the Purchaser above the KPD Reserve amount the Seller shall only be liable under this Section 5.5.3 for reasonable costs that the relevant Designated Purchaser has substantiated in a reasonable fashion and it being specified that any monetary relief awarded by a supplier and received by a Designated Purchaser in connection with a warranty claim relating to a Known Product Defect shall be deducted from the costs for which the Purchaser is entitled to reimbursement under this Section 5.5.3.
If there remains any outstanding KPD Liability after the expiration of the twenty-four (24) months period following the Closing Date, the Designated Purchasers shall be liable for those outstanding KPD Liabilities and shall have no right to make any claim against any of the Designated Sellers in this respect and no Designated Seller shall retain any liability in this connection.
5.6 Adjustment
Subject to the second paragraph of this Section 5.6, (a) the Seller will reimburse the Purchaser or any other Designated Purchasers for all reasonable costs and related margin in connection with any obligations under all of the Seller Contracts (other than the Warranty Liabilities) which are contractually required to be, and are, performed by the Purchaser or any other Designated Purchasers and for which the Seller or any other Designated Seller has been compensated for by the customer (the “Seller Adjustment Amount”) and (b) the Purchaser will reimburse any Designated Seller for all reasonable costs and related margin in connection with any obligations under all of the Seller Contracts which were contractually required to be, and were, performed by any of the Designated Sellers and for which the Purchaser or any other Designated Purchaser is compensated for by the customer (the “Purchaser Adjustment Amount”), provided, however that in no event under (a) or (b) shall the respective amount exceed the amount the other Party has received from the customer with respect to concomitant obligation.
If the Seller Adjustment Amount is greater than the Purchaser Adjustment Amount and such difference is greater than five hundred thousand US dollars (USD 500,000), the Seller shall pay the Purchaser the amount of the difference in excess of five hundred thousand US dollars (USD 500,000). If the Purchaser Adjustment Amount is greater than the Seller Adjustment Amount, the Purchaser shall have no obligation to pay the Seller any such difference.
5.7 Certain Payments Received from Third Parties
Subject to the provisions of Sections 5.6 and 5.13, to the extent that after the Closing Date,

(a) the Purchaser or any other Designated Purchaser receives any payment that is for the account of a Designated Seller according to the terms of this Agreement, the Purchaser or the relevant Designated Purchaser shall promptly deliver such amount to the Seller, and (b) the Seller or any of the Designated Sellers receives any payment that is for the account of the Purchaser or any of the other Designated Purchasers according to the terms of this Agreement, the Seller shall promptly deliver such amount to the Purchaser.
5.8 Consents — Seller Contracts
Before, at and after the Closing, the Seller shall use its reasonable efforts to obtain, as soon as practicable, the consent of each Person that is required to transfer to the Purchaser and the other Designated Purchasers the rights and obligations under each Seller Contract and the Seller shall keep the Purchaser advised on a regular basis, and the Purchaser shall reasonably cooperate in such efforts; provided, however, (i) that the Seller shall be under no obligation to compromise any right, asset or benefit or to expend any amount or incur any Liability in seeking such consents, other than those rights, assets, benefits or liabilities that are not significant in the Seller’s reasonable opinion, and the failure to obtain any or all of such consents shall not entitle the Purchaser to terminate this Agreement or not to complete the transactions contemplated hereby and (ii) all consents shall be obtained on such terms that shall not modify any terms of the Seller Contracts or require the Purchaser or any other Designated Purchaser to make any termination or indemnity payments or to incur any other liabilities for termination including following the Closing Date, except with the relevant Designated Purchaser’s consent or except as otherwise provided in the relevant Seller Contract.
At least five (5) Business Days before the Closing, the Seller shall deliver a written notice to the Purchaser setting forth a complete list of such Seller Contracts that, notwithstanding such reasonable efforts, will not be fully transferred at the Closing (such contracts, permits and licenses, the “Not Yet Transferred Contracts”). The delivery of such notice shall not relieve either party of its obligations under the first sentence of this Section 5.8.
The Seller and the Purchaser shall cooperate in any lawful arrangement to provide that the Purchaser and the other Designated Purchasers shall receive all benefits (without any deduction for cost or otherwise, set-off or counterclaim) and be responsible for all Liabilities under each Not Yet Transferred Contract until all necessary consents are obtained and the full transfer thereof is effective, and as between the Seller (or the other Designated Sellers) and the Purchaser (or the other designated Purchasers), the Not yet Transferred Contracts shall be deemed to be assigned. Unless and until the rights and obligations under the Not Yet Transferred Contracts are effectively transferred to the Purchaser and the other Designated Purchasers, the Seller and the other Designated Sellers shall not agree to any material variation of, or modifications to, termination of, or waiver of any right under or in relation to those contracts without the prior approval of the Purchaser or the relevant Designated Purchaser, as applicable.
The fact that the transfer of any Asset or the assumption of any Assumed Liability requires the consent of a Third Person shall in no way alter the foregoing rights and responsibilities of the parties.
Nothing in this Agreement shall be construed as an attempt to transfer any contract, permit of license that is by its terms non-transferable without the consent of another party thereto.

5.9 Bundled Contracts
Before the Closing, each of the Purchaser or any other relevant Designated Purchaser, on the one hand, and the relevant Designated Seller, on the other hand, shall use their reasonable efforts to enter into arrangements with the other party to each customer contract which includes the sale of Nortel Products and Nortel Services and the sale of other Designated Seller products and services (a “Bundled Contract”), with effect following the Closing Date, to amend the Bundled Contracts so as delete all obligations and Liabilities therefrom as they relate to the Nortel Products and the Nortel Services and that a new contract is entered with into with the applicable customer and which only relates to Nortel Products and Nortel Services, in which event such new contract shall be deemed to be a Seller Contract; provided, however, that the Seller shall be under no obligation to compromise any right, asset or benefit or to expend any amount or incur any Liability in obtaining such arrangements or consents, and further provided, that the rights and obligations of the supplier in such Seller Contract have not been respectively restricted and broadened or modified in any material way.
For those Bundled Contracts for which such arrangements could not be entered into five Business Days prior to the Closing Date, and to the extent that the Purchaser waives the Closing condition regarding the unbundling of such Bundled Contract, the Seller shall or shall cause the other relevant Designated Sellers to provide or cause to be provided to the Purchaser or a Designated Purchaser, the benefits of such Bundled Contracts in so far as they relate to the Business under the terms and conditions of the agreement which the relevant Parties will enter into in the form attached as Exhibit P (the “Subcontract Agreement”). The contract with O2 and Mobisle Communications Limited (“Malta”) shall not be unbundled and the Subcontract Agreement shall apply to O2 and Malta.
5.10 Insurance
Effective on the Closing Date, the Business shall cease to be insured by the insurance policies of the Seller and the Designated Sellers.
5.11 Additional Equipment
At the latest on the day falling four (4) months (or one (1) month with respect to subparagraph (3) as it pertains to assets used to provide Administrative Services) after the Closing Date, the Purchaser shall be entitled to request of the Seller that certain tangible equipment that were utilized by a Designated Seller in connection with the Business prior to the Closing Date and which have not been transferred at Closing be transferred as if they had been transferred in accordance with the terms of Section 2.1.1. to the Purchaser or another identified Designated Purchaser (the “Additional Equipment”) subject to such equipment:
(1)	not being equipment falling within the Excluded Assets referred to in Section 2.1.2(7), as such list of Excluded Assets may be modified between the date hereof and January 31st, 2007;

(2)	being owned by a Designated Seller as of the Closing; and

(3)	mainly relating to the Business or, if for equipment used to provide Administrative Services either (a) exclusively used by the Business or (b) mainly used by the Business if (i) determined by the Steering Committee acting reasonably and in good faith by majority vote or (ii) is not or will not be used by a Designated Seller to provide any of the services under the Transition Services Agreement, provided such asset is required for the operation of the Business by the Purchaser.
In such event, the Seller shall, or shall cause the Designated Sellers to, transfer such Additional Equipment to the Designated Purchaser identified by the Purchaser at no additional charge, except that had the Purchase Price been reduced pursuant to Sections 2.2.3(v) and/or 2.2.5(ii), then such price reduction shall give rise to immediate repayment to the Seller for the lower of (x) the net book value of the Additional Equipment as of the Closing Date transferred in accordance with this Section 5.10 or (y) the difference between USD 50 million and the net amount paid by the Seller to the Purchaser under Sections 2.2.3(v) and 2.2.5(ii).
At the latest on the day falling four (4) months after the Closing Date, the Purchaser shall be entitled to request of the Seller that the lease agreements, if any, relating to Leased Equipment that were utilized by a Designated Seller in connection with the Business prior to the Closing Date and which are not included in the Assets transferred in accordance with Section 2.1.1(3) be assigned to the Purchaser or another identified Designated Purchaser subject to the relevant Third Party approval of such lease agreement assignment.
5.12 Additional Inventory
For a period of three (3) years after the Closing Date, any Nortel Product that is returned for free by a Third Party (including customers) to any of the Designated Sellers shall be immediately transferred at no cost (other than costs for any shipping, storage or handling) to the relevant Designated Purchasers, including Nortel Products installed in the O2 network. Notwithstanding the preceding sentence and except for Nortel Products installed in the O2 network, in the event the Purchase Price has been reduced under Section 2.2.3 (iv) and/or the Seller has paid an amount in accordance with Section 2.2.5 (i) in connection with a shortfall in Inventory, the relevant Designated Purchaser shall pay to the relevant Designated Seller a price to be agreed between the Parties up to the net sum borne by the Seller under Sections 2.2.3 (iv) and/or 2.2.5 (i) (as such sum may be reduced by any previous payment which may have been made in accordance with this provision).
This Section 5.12 shall not apply where a Product is returned to the Designated Party by a customer in connection with warranty obligations owed to such customer.
5.13 Invoices
For the sake of clarity, the Seller undertakes not to, and undertakes to procure that its Affiliates (including the Designated Sellers) shall not, issue any invoices (including inter-company invoices) after the Closing Date in connection with the Business including for works performed, or services delivered, prior to the Closing Date.
5.14 Release of Permitted Liens
Subject to the provisions of Article 8, the Seller undertakes to cause the release, at its own cost, of the Permitted Liens relating to the Assets as soon as the obligation secured by such Permitted Lien becomes due and payable or within five (5) days, reimburse the Purchaser for the cost of such release in the event that the Purchaser has obtained such release.

5.15 Transition
Those portions of the Transition Plan that have not been finalized shall be finalized by the Steering Committee prior to the Closing Date in order to achieve a smooth transition upon Closing. The Steering Committee shall also make recommendations with respect to the Transition Services Agreement and monitor the performance thereof. The Primary Parties shall cause their Affiliates to perform the Transition Plan; it being provided that the Designated Sellers shall be under no obligation to take any implementing steps thereunder prior to the Closing Date to the extent such implementing step would be reasonably likely to have a detrimental effect on any Designated Seller in the event of termination of this Agreement.
5.16 Additional Covenants
5.16.1 Except for Assets which are located at the sites that are the subject of Real Estate Agreements, the Parties shall cooperate to ensure that within a reasonable period after the Closing Date, (i) the Inventory, the Owned Equipment and the Business Information, to the extent applicable, forming the Assets as of the Closing Date have been removed from the Designated Sellers’ facilities, taking into consideration the amount of such Assets at a particular facility, at the sole cost of the relevant Designated Purchasers and that (ii) the data files included in the Assets as of the Closing Date are segregated and migrated at the sole cost of the Seller from the Designated Sellers’ servers to the servers designated by the Designated Purchasers, except as otherwise provided for in the Transition Services Agreement.
5.16.2 Following the Closing Date, the Purchaser shall not use and shall cause each of its Affiliates not to use any item (including software) (the “Software”) loaded or embedded in the Owned Equipment transferred on the Closing Date if such Software is not included in the Assets or licensed to a Designated Purchaser under the License Agreement, except as otherwise provided for in the Transition Services Agreement. The Purchaser shall, and shall cause that the relevant other Designated Purchaser, as soon as is reasonably practicable and in any event no later than thirty (30) days after the Closing Date, delete all such non-transferred Software from any of the Owned Equipment transferred at Closing on which it is installed, except as otherwise provided for in the Transition Services Agreement.
5.16.3 The Seller shall, and shall cause the Designated Sellers to, assign to the Purchaser or any other Designated Purchaser all of the rights of the relevant Designated Sellers against Third Party suppliers of Inventory.
5.16.4 As from the date hereof until the Closing Date, the Seller undertakes to procure that LG-Nortel Co. Ltd shall order supplies in connection with the Business in the ordinary course of business and consistent with past practices and that it shall not take steps to accelerate the order and delivery of supplies in advance of the date on which they are usually ordered and delivered.
5.17 In the event that the Seller wants to dispose of its GSM business, before committing to such disposal, the Seller will give the Purchaser a 30 day prior notice in order to allow the Purchaser to make an offer for such business if it so desires. This right of the Purchaser will be effective until eighteen months after the Closing Date. Such notice shall be the Seller’s sole obligation with respect to such disposal.

ARTICLE 6
NON-COMPETE
6.1 As from the Closing Date and for a period of three (3) years thereafter to and including the date which is the third anniversary of the Closing Date, the Seller shall not and shall cause its Affiliates not to directly or indirectly, sell, license or lease Products or provide any installation, commissioning or hardware and software maintenance services for Products sold leased or licensed by the Designated Sellers prior to the Closing Date or by the Purchaser or the Designated Purchasers after the Closing Date; provided, however, that the Seller shall have the right to contract with a customer to provide any such services only if it agrees to subcontract such services; whereupon, the Seller shall first offer to subcontract such services to the Purchaser and should the Purchaser not agree within a commercially reasonable period of time to perform such services at market prices and terms, less an administrative fee, then the Seller will then source such services to a Third Party.
The prohibition in this Article 6 shall apply worldwide.
Such prohibition shall not be applicable to:
(a)	any activities in Korea carried out by LG-Nortel Co Ltd. in accordance with the Korea Development and Distribution Agreements,

(b)	any subcontracting relationship between any Designated Seller and the Purchaser (or any other Designated Purchaser) contemplated in the Transaction Documents,

(c)	the sale, lease or license of MIMO products, including for incorporation within Products, provided, however, if a Product incorporates elements of MIMO technology, then such prohibition shall apply to such Product,

(d)	a change of Control of the Seller, except where such change of Control results from a combination involving an exchange of shares and following which (A) the former shareholders of the Seller own (i) directly more than fifty percent (50%) of the voting rights of the surviving entity or (ii) indirectly more than fifty percent (50%) of the voting rights of the Seller and (B) no shareholder other than a former shareholder of Nortel may exercise Control over the Seller,

(e)	the Seller’s acquisition of assets from, or a Controlling interest in, an entity where such assets or entity generated at least one billion US dollars (USD 1,000,000,000) in revenues in the telecommunication equipment market during the twelve (12) months immediately prior to the Closing Date, and less than 40% of such revenues were derived from a Competing Business.
6.2 If the Seller makes an acquisition that includes a Competing Business, which acquisition is not subject to the exclusion referred in paragraph (e) above, upon the completion of such acquisition,
(i)	The Seller shall immediately announce publicly its intention to divest such Competing Business and effectively close the divestiture within ten (10) months of the closing of the concerned acquisition. The Seller shall allow the Purchaser to participate as a potential acquirer of the Competing Business in the bidding process. During this ten (10) month period, all commercial relations between the Competing Business and the Seller shall cease except for standard transition services (excluding, for purposes of clarity, distribution of both Products and/or associated services);

(ii)	If the Seller does not succeed in effecting such divestiture within the ten-month period referred in paragraph (i) above, it shall immediately at the end of such period at its option either terminate all business of the Competing Business or place the Competing Business under a trust to be managed independently for an additional nine (9) months;
(iii)	If at the end of the nine-month period referred in paragraph (ii) above, the Competing Business has not been sold by the trustee, then it shall cease all business.
The divestment obligation provided for in this paragraph 6.2 shall be applicable as long as the acquisition is made during the three-year non-compete period provided in Section 6.1 above, even though the effectiveness of the divestment may occur after such period.
The Seller agree that the restrictions contained in Sections 6.1 and 6.2 are no greater than are reasonable and necessary for the protection of the interest of the Purchaser and the other Designated Purchasers but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.
ARTICLE 7
EMPLOYMENT AND EMPLOYEE BENEFIT MATTERS
Specific provisions with regards to employee matters are provided in Schedule 7 hereto.
ARTICLE 8
TAX MATTERS
8.1 Transfer Taxes
The Parties agree that Transfer Taxes linked to any internal reorganization carried out prior to the Closing by the Seller within its group in connection with the Business shall be borne by Seller.
Notwithstanding the above and irrespective of any provision contained in the Contribution Agreement, the relevant Designated Purchaser and Alcatel CIT shall be liable for all Transfer Taxes specifically related to the French Acquisition Structure, it being provided that the Seller does not give any representation as to the characterization of the French Assets and French Assumed Liabilities as a complete and autonomous business.
The parties agree that the Purchase Price is exclusive of any Transfer Taxes. The Purchaser shall (on behalf of itself and the other Designated Purchasers and Alcatel CIT) pay directly to the appropriate taxing authority, within the time specified therefor, all applicable Transfer

Taxes payable in connection with the transactions contemplated by this Agreement (other than Transfer Taxes linked to any internal reorganization carried out prior to Closing by the Seller within its group in connection with the Business, except as provided above with regards to the French Acquisition Structure), the License Agreement, the Transition Service Agreement, and the Real Estate Agreements, provided that, if any such Transfer Taxes are required to be collected, remitted or paid by the Seller or any agent thereof (as requested by the Seller or any other Designated Seller), the Purchaser shall (on behalf of itself and the other Designated Purchasers and Alcatel CIT) pay such Transfer Taxes to the Seller, any other Designated Seller or any such agent, as applicable, at the Closing or thereafter, as applicable, as requested of or by the Seller.
If the Purchaser or any other Designated Purchaser or Alcatel CIT wishes to claim any exemption relating to, or a reduced rate of, Transfer Taxes, in connection with the transactions contemplated herein, the Purchaser (acting on behalf of any other Designated Purchaser or Alcatel CIT, as the case may be) shall be solely responsible for ensuring that such exemption or election applies and, in that regard, shall provide the Seller or any other applicable Designated Seller prior to Closing with its permit number, GST, VAT or other similar registration numbers and/or any appropriate certificate of exemption, election and/or other document or evidence to support the claimed entitlement to such exemption by the Purchaser, or such other Designated Purchaser or Alcatel CIT, as the case may be.
8.2 Transfer Tax Indemnity
The Purchaser shall (and shall cause any other applicable Designated Purchaser or Alcatel CIT to) indemnify and hold harmless the Seller and the other Designated Sellers from and against all Transfer Taxes, interest and penalties payable by the Purchaser or such other Designated Purchaser or Alcatel CIT in connection with the transactions contemplated by this Agreement (other than Transfer Taxes linked to any internal reorganization carried out prior to Closing by the Seller within its group in connection with the Business, except as provided above with regards to the French Acquisition Structure), the License Agreement, the Transition Service Agreement, and the Real Estate Agreements and any Losses relating to Transfer Taxes in connection with the transactions contemplated by this Agreement and such other agreements (including any legal and accounting fees and expenses) that the Seller or any other Designated Seller may be required to pay or remit pursuant to an applicable Law, including (i) any Losses that may arise if the Purchaser or another Designated Purchaser or Alcatel CIT’s claimed exemption or election from Transfer Taxes is found to be invalid by the relevant tax authority and (ii) any added costs to the Seller or any other Designated Seller in connection with the unavailability of certain elections, exemptions or reduction in respect of Transfer Taxes.
8.3 Tax Characterization of Certain Payments and Credits
The Seller and the Purchaser agree to treat (i) all payments made pursuant to Sections 2.2.5 (Post-Closing Additional Cash Payment), 5.5.1 (Standard Warranty Liabilities), 5.5.2 (Extended Warranty Liabilities), 5.5.3 (Known Product Defects), 5.11 (Additional Equipment), and 5.12 (Additional Inventory) and (ii) all payments made either to or for the benefit of the other party under any indemnity provisions of this Agreement and for any misrepresentations or breach of warranty or covenants as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof to the extent permitted under applicable Tax Law.

8.4 Tax Responsibility
Except as otherwise provided in this Article 8, (i) Seller shall and shall cause the other Designated Sellers, as the case may be, to bear all Taxes of any kind relating to the Assets or the conduct or operation of the Business for all Tax periods or portions thereof ending on or before the Closing Date and (ii) Purchaser shall and shall cause the other Designated Purchasers to bear all Taxes relating to the Assets or the conduct or operation of the Business for all Tax periods or portions thereof beginning after the Closing Date.
With respect to any Tax relating to the Assets or the conduct or operation of the Business in which the applicable Tax law does not allow the Closing Date to be treated as the last day of a taxable year or period (including the taxe professionnelle), such Tax shall be allocated between portions of a Tax period that includes (but does not end on) the Closing Date (a, “Straddle Period”) in the following manner: (i) in the case of a Tax imposed in respect of property and that applies ratably to a Straddle Period, the amount of Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the total number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of sales, value-added and similar transaction-based Taxes (other than Transfer Taxes allocated under Section 8.1 of this Agreement), shall be allocated to the portion of the Straddle Period in which the relevant transaction occurred. With respect to the taxe professionnelle, the amount of Tax that will be allocated is the taxe professionnelle as capped by the added value limitation (if any), as provided by Article 1647 B sexies of the French Tax Code.
8.5 Tax Credits; Tax Refunds
The Seller or the other applicable Designated Sellers shall be entitled to any refunds or credits of Taxes relating to the Assets or the Business for any taxable period (or portion thereof) ending on or prior to the Closing Date.
The Purchaser or the applicable Designated Purchasers shall be entitled to any refunds or credits of Taxes relating to the Assets or the Business for any taxable period (or portion thereof) beginning after the Closing Date.
8.6 Notices
Purchaser and Seller shall promptly inform each other in writing (within sixty (60) days after receiving notice thereof or a reasonable earlier time if an earlier response is required by law) of any assessment, notice of deficiency, determination, or other equivalent formal notification by a taxing authority of an asserted additional Tax liability in respect of all Taxes indemnified under this Article 8, such that the Person so informed shall have the maximum amount of time within which to review and/or prepare any required response.

ARTICLE 9
INDEMNIFICATION
9.1 Indemnification Obligations
9.1.1 Indemnification by the Seller
Subject to the other provisions of this Article 9, the Seller shall indemnify and hold harmless the Purchaser and the other Designated Purchasers and any of the Purchaser’s or the other Designated Purchaser’s employees, officers or directors (collectively, “Purchaser Indemnitees”) from and against any Losses that any Purchaser Indemnitee may suffer, sustain or become subject to, directly or indirectly as a result of:
(a)	the breach by the Seller or any of the other Designated Sellers of any representation or warranty made by the Seller or any of the other Designated Sellers in this Agreement, the License Agreement or any Local Asset Sale Agreement;
(b)	the breach by the Seller or any of the other Designated Sellers of any covenant or agreement made by the Seller or any of the other Designated Sellers in this Agreement, the License Agreement or any Local Asset Sale Agreement; and
(c) the Excluded Assets and the Excluded Liabilities.
For the sake of clarity, if a Loss can be indemnified by the Seller under both Section 9.1.1(a) and Section 9.1.1(c), the Purchaser shall be entitled to choose at its own discretion the ground on which it whishes to be so indemnified.
9.1.2 Indemnification by the Purchaser
Subject to the other provisions of this Article 9 (and in addition to the provisions of Section 8.2), the Purchaser shall indemnify and hold harmless the Seller and the other Designated Sellers and any of the Designated Sellers’ employees, officers or directors (collectively, “Seller Indemnitees”) from and against any Losses that any Seller Indemnitee may suffer, sustain or become subject to, directly or indirectly as a result of:
(a)	the breach by the Purchaser or any of the Designated Purchasers of any representation or warranty made by the Purchaser or any of the Designated Purchasers, as the case may be, in this Agreement, the License Agreement or any Local Asset Sale Agreement;
(b)	the breach by the Purchaser or any of the Designated Purchasers of any covenant or agreement made by the Purchaser or any of the Designated Purchasers in this Agreement, the License Agreement or any Local Asset Sale Agreement, as applicable; and
(c) the Assets and the Assumed Liabilities.
9.1.3 Indemnification under the Other Transaction Documents
For the avoidance of doubt, the provisions of this Article 9 shall not apply to the liability of the Parties arising under the Transaction Documents other than this Agreement, the Local

Asset Sale Agreements and the License Agreement, which liability shall be solely governed by the terms of such other agreements.
9.2 Limitations on Indemnification
9.2.1 Monetary Limitations
Notwithstanding anything to the contrary in this Agreement, the Local Asset Sale Agreements and the License Agreement with respect to the Designated Sellers’ representations and warranties contained in this Agreement or any such agreements, the following limitations shall apply to the liability of the Seller and the other Designated Sellers pursuant to Article 9.1.1(a) arising from the breach by the Seller or any of the other Designated Sellers of any representation or warranty made by the Seller or any of the other Designated Sellers in this Agreement, the License Agreement or any Local Asset Sale Agreement, other than those representations made under Sections 4.1 (Organization and Corporate Power), 4.2 (Authorization; Binding Effect; No Breach), Clause 0 of Exhibit 4.3 (Transfer of the Shares), Clause 1 of Exhibit 4.3 (Title to Tangible Assets) and Clause 17 of Exhibit 4.3 (Sales of the Seller):
(i)	The Seller and the other Designated Sellers shall not have any liability until the aggregate amount of all Losses indemnifiable hereunder exceeds one million US dollars (USD 1,000,000), following which the Seller shall be liable from the first US dollar; for the purpose of computing such one million amount, any Loss sustained in a currency other than the US Dollar shall be converted into US Dollars on the basis of the exchange rate prevailing as of the date such Loss has been sustained as computed of the basis of such exchange rate as published in The Wall Street Journal as of such date;

(ii)	The maximum liability of the Seller and the other Designated Sellers shall not exceed one hundred and sixty million United States dollars (US$160,000,000), except in relation to Losses resulting from a fraudulent conduct in which case the cap shall not apply and the Liability of the Seller and the Designated Sellers resulting from such fraudulent conduct shall not be taken into account for the purpose of calculating whether the cap has been reached; and

(iii)	The Seller and the other Designated Sellers shall have no liability in connection with any particular event, fact or development unless and until the Loss indemnifiable hereunder and arising from such particular event, fact or development exceeds twenty thousand US dollars (USD 20,000) or the equivalent of this amount in any other currency as computed on the basis of the exchange rate prevailing as of the date the relevant Loss has been sustained as computed of the basis of such exchange rate as published in The Wall Street Journal as of such date.
9.2.2 Time Period for Claims
Notwithstanding anything to the contrary in this Agreement, the Local Asset Sale Agreements and the License Agreement with respect to the Designated Sellers’ representations and warranties contained in Article 4 and Schedule 4.3 and Schedule 7 of this Agreement or any such agreements, the Seller and the other Designated Sellers shall have no liability with respect to such representations and warranties and the Purchaser and the other

Designated Purchaser will not be entitled to recover any indemnification for any Losses arising from the breach by the Seller or any of the other Designated Sellers of any representation or warranty made by the Seller or any of the other Designated Sellers in this Agreement, the License Agreement or any Local Asset Sale Agreement, unless written notice of a claim for Losses (given in good faith and specifying, in reasonable detail, the nature thereof) is delivered to the Seller before end of the eighteenth month after the Closing Date.
For the avoidance of doubt, the provisions of this Section 9.2.2 shall not apply to the claims made by either Party in connection with Losses other than those specifically referred to in the preceding paragraph. Claims under Article 8 shall be validly made by either Party until the expiration of the applicable statutes of limitation (including extensions) plus three months.
9.2.3 Disclosures
The Seller shall not be liable in respect of any claim made on the basis of Section 9.1.1(a) to the extent it is based on a matter which is expressly disclosed in the Disclosure Letter (including its Exhibits and Schedules); it being specified for the avoidance of doubt that any disclosure made in the Disclosure Letter relating to a given representation is deemed to be made against such representation only, .
9.3 Defense of Third Party Actions
9.3.1 Promptly upon receipt by a Party of notice of any Action or threatened Action by a Third Party against an Indemnified Party that could reasonable give rise to a right to indemnification pursuant to this Article 9 (“Third Party Action”), such Party shall immediately give written notice describing the Third Party Action in reasonable detail to the Party who may become obligated to provide indemnification (the “Indemnifying Party”).
9.3.2 In connection with any Third Party Action, the Indemnifying Party shall have the right, at its option, to assume the defense of such Third Party Action at any time upon delivery of written notice to the Party seeking indemnity (the “Indemnified Party”) in respect thereof. If the Indemnifying Party assumes the defense of any such Third Party Action, the Indemnifying Party shall select counsel reasonably acceptable to the Indemnified Party to conduct the defense of such Third Party Action, shall take all steps reasonably necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof.
9.4 Cooperation
Each Primary Party shall cooperate, and cause its respective Affiliates to cooperate, in the defense of any Third Party Action and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. All costs and expenses incurred in connection with such cooperation shall be borne by the Indemnifying Party. Under no circumstances shall the Indemnified Party compromise any such Third Party Action without the written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed).

9.5 Sole Remedy
From and after the Closing Date, the sole and exclusive remedy for money damages of the Primary Parties hereto in connection with the purchase and sale of the Assets and the other transactions contemplated by this Agreement, the Local Asset Sale Agreements and the License Agreement shall be pursuant to the indemnification provisions set forth in this Article 9, and no Primary Party, the other Designated Sellers or the other Designated Purchasers shall have the right to bring any proceeding against any other Primary Party, the other Designated Sellers or the other Designated Purchasers, as the case may be, for a breach of any representation, warranty, covenant or agreement contained in any such agreement, whether in contract, tort or otherwise, except pursuant to this Article 9; provided that this Section 9.5 shall not limit the right of any party under applicable Law to an injunction or other equitable relief for breach of any covenant or agreement.
9.6 Calculation of Loss
9.6.1 The amount of the Loss shall take into account and shall be increased by an amount equal to the effective Taxation of the payment made by the Seller as a result of the Loss, it being understood that “effective Taxation” means tax due for the tax year that Purchaser receives the payment from Seller.
9.6.2 Notwithstanding anything to the contrary herein, the Seller shall only be liable under this Article 9 for Losses actually sustained by Purchaser Indemnitees and subject to the amount of the Loss being decreased by (x) the amount of any Tax Benefit and (y) any compensatory payments received by a third-parties. If the Seller pays an indemnity in respect of a Loss, which Loss is subsequently compensated in all or in part by a third party, the amount recovered shall be refunded to the Seller immediately upon recovery (but only up to the amount paid by the Seller in respect of such Loss). In addition, any indemnification due by the Seller shall be computed without regard to any multiple, price-earnings or equivalent ratio implicit in negotiating and/or setting the Purchase Price.
9.7 Mitigation obligation
The Purchaser Indemnitees shall procure that all commercially reasonable steps are taken to avoid or mitigate any Losses which might give rise to a claim against the Seller including using their commercially reasonable efforts to recover from third parties (including insurance companies) the amount of any indemnity in relation to a Loss.
9.8 Limitations on Losses
Except by way of indemnification arising out of any Third Party Action and notwithstanding anything in this Agreement, the Local Asset Sale Agreements and the License Agreement to the contrary, under no circumstances shall any Party be liable to any Indemnified Party under this Article 9 or any other provision of this Agreement, the Local Asset Sale Agreements and the License Agreement for punitive damages or indirect, special, incidental, or consequential damages (but in each case excluding loss of profits (manque à gagner)), or damage to reputation, arising out of or in connection with any such agreement or the transactions contemplated thereby or any breach or alleged breach of any of the terms thereof.

9.9 Assignment of Claims
If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Article 9 and the Indemnified Party could have recovered all or a part of such Losses from a Third Party (a “Potential Contributor”) based on the underlying claim for indemnification asserted against the Indemnifying Party, the Indemnified Party shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount paid by it as indemnification to the Indemnified Party, it being understood that the Indemnifying Party shall act reasonably so as to not hinder the operations of the Indemnified Party.
Any payment subsequently received by the Indemnifying Party from a Potential Contributor in relation to the payment to the Indemnified Party shall be distributed, (i) first to the Indemnified Party in the amount of any insurance deductible or similar payment required to be paid by the Indemnified Party prior to the Indemnifying Party being required to make any payment to the Indemnified Party, (ii) second to the Indemnifying Party in an amount equal to the payments made to the Indemnified Party, plus reasonable costs and expenses incurred in investigating, defending or otherwise incurred in connection with addressing such claim, and (iii) the balance, if any, to the Indemnified Party.
ARTICLE 10
CONDITIONS TO THE CLOSING
The Primary Parties obligation to effect, or to cause the Designated Sellers and the Designated Purchasers, to effect the Closing is subject to the satisfaction as of the Closing Date of the following conditions precedent; it being provided that the conditions set forth under Sections 10.2, 10.3, 10.5, 10.7 and 10.8 are provided for the sole benefit of, and may be waived at any time by, the Purchaser, subject however to the condition set forth under Section 10.7 which shall also be provided for the benefit of the Seller in so far as it relates to the form of the Korea Agreements and the W-NMS Cooperation Agreement:
10.1 Confirmation, whether by formal notification of approval or through lapse of time signifying absence of objection to the proposed transaction, that no objection exists to the proposed transaction under E.U., Chinese and Israeli antitrust, competition or similar Laws.
10.2 No Material Adverse Change shall have occurred.
10.3 No breach of any of the Seller’s representations and warranties under this Agreement has occurred, except to the extent any such breach does not result in a Material Adverse Change.
10.4 Completion, to the reasonable satisfaction of the Parties of all their respective obligations to consult with Employees’ Representatives in connection with the transactions contemplated in this Agreement.
10.5 The Bundled Contracts, except for those with O2, Partner and Malta, shall have been unbundled in accordance with Section 5.9 and the consent required to transfer on the Closing date the Seller Contracts resulting from such unbundling to any Designated Purchaser shall have been obtained.
10.6 The form of the Ancillary Agreements listed in Exhibit 10.6 has been agreed upon by the Primary Parties and, if applicable, the other parties thereto, and all of the Ancillary Agreements to which Flextronics is a party, and the Amending Agreement (to which Flextronics is also a party) have been executed by Flextronics.
10.7 The Board of Directors of LG-Nortel Co. Ltd. has approved the Korea Agreements.
10.8 The Third Party Software License Agreements have become or can immediately become effective in favour of the Designated Purchasers.
10.9 The Transition Plan has been agreed by the Steering Committee and any action to be performed by the Parties before the Closing under the Transition Plan has been performed in all material respects.
10.10 No preliminary or permanent injunction issued by any competent Government Entity shall be in effect preventing (i) the execution of the Ancillary Agreements (except for the China R&D Agreements), and/or (ii) the consummation of the transfer (or the consummation of their contribution followed by the sale of the New Shares as relates to France) of the Designated Country Assets located in either (x) any one of the following countries: France, Canada and China or (y) at least two of the following countries: Spain, Italy and the United Kingdom.
10.11 Seller shall modify any license for intellectual property between Seller and LG-Nortel Co. Ltd. so as to remove therefrom LG-Nortel Co. Ltd.’s right to use any of the Transferred Intellectual Property for the commercial exploitation of the Nortel Products and the Nortel Services (“Business IP”), conditioned upon Purchaser granting to LG-Nortel Co. Ltd. the right to use the Business IP, upon the same terms that are in effect as of the date hereof between Seller and LG-Nortel Co. Ltd. as may be required by LG-Nortel Co. Ltd. for the performance of any obligations (a) that LG-Nortel Co. Ltd. may have as of the date hereof, (b) under the Korea Agreements, to the extent such rights are not contained therein, or (c) that LG-Nortel Co. Ltd. may then have upon the termination of any of the Korea Agreements, as those may have been agreed by the Purchaser, or, if not agreed to by the Purchaser, set forth in (a) or (b), in each case only to the extent such obligations are not assumed by the Purchaser. Similarly, Seller shall modify, mutatis mutandis, any license for intellectual property between Seller and Guangdong Nortel Telecommunications Equipment Co. under the same conditions as above.
ARTICLE 11
MISCELLANEOUS
11.1 Termination
This Agreement may be terminated:
(i)	by mutual written consent of the Seller and the Purchaser;

(ii)	by either Primary Party upon written notice to the other at any time if the Closing does not take place prior to February 27, 2007 as a result of a condition for the benefit of such Primary Party set forth in Article 10 not being satisfied;
provided, however, that the right to terminate this Agreement pursuant to (ii) above shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of a closing condition to be satisfied and such action or failure to act constitutes a material breach of this Agreement or any of the other Transaction Documents.
11.2 Rights on Termination
If this Agreement is terminated pursuant to Section 11.1, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the other except for the provisions of Sections (i) 5.1.4 (Public Announcements), (ii) 5.3 (Transaction Expenses), (iii) Section 5.4 (Confidentiality) and (iv) 11.8 (Governing Law; Submission to Jurisdiction); provided, that nothing herein shall relieve any Party hereto from liability for any breach of this Agreement or any of the Ancillary Agreements occurring before the termination hereof and thereof.
11.3 Remedies
No failure to exercise, and no delay in exercising, any right, remedy, power or privilege under this Agreement by any Party will operate as a waiver of such right, remedy, power or privilege, nor will any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.
11.4 Consent to Amendments; Waivers
No Party to this Agreement shall be deemed or taken to have waived any provision of this Agreement or any of the other Transaction Documents unless such waiver is in writing, and then such waiver shall be limited to the circumstances set forth in such written waiver. This Agreement and the Ancillary Agreements shall not be amended, altered or qualified except by an instrument in writing signed by all the Parties hereto or thereto, as the case may be.
11.5 Successors and Assigns
Except as otherwise expressly provided in this Agreement, all representations, warranties, covenants and agreements set forth in this Agreement or any of the Ancillary Agreements by or on behalf of the Parties hereto or thereto will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, whether so expressed or not, except that none of this Agreement, any of the Ancillary Agreements or any of the rights, interests or obligations hereunder or thereunder may be assigned by any Party hereto or thereto without the prior written consent of the other Party hereto, which consent may be withheld in such party’s sole discretion; provided that the Designated Purchasers shall be entitled to assign their rights hereunder to one or more other Affiliates of the Purchaser, provided that such assignment does not adversely affect the rights of, or impose any additional costs or obligations (except with the prior written consent) on, any Designated Seller.

11.6 Third Party Rights
Except as otherwise expressly provided under this Agreement, a person who is not a party to this Agreement has no right to enforce any term of, or enjoy any benefit under, this Agreement.
11.7 Time of the Essence
Time shall be of the essence of this Agreement between the date hereof and the Closing both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Seller and the Purchaser.
11.8 Governing Law; Submission to Jurisdiction
This agreement shall be construed in accordance with and governed by the Laws of the French Republic, without giving effect to its conflict of laws principles.
The Parties hereto irrevocably agree that all disputes, claims or matters arising out of or in any connection with this Agreement shall be subject to the Rules of Arbitration of the International Chamber of Commerce; the arbitration shall take place in London (England) and shall be held in the English language.
11.9 Notices
All demands, notices, communications and reports provided for in this Agreement shall be in writing and shall be either sent by facsimile transmission with confirmation to the number specified below or personally delivered or sent by reputable overnight courier service (delivery charges prepaid) to any Party at the address specified below, or at such address, to the attention of such other Person, and with such other copy, as the recipient party has specified by prior written notice to the sending party pursuant to the provisions of this Section.
If to the Purchaser to:
Alcatel Lucent
54, rue la Boétie
75008 Paris
France
Attention: Legal Department
If to the Seller, to:
Nortel Networks Limited
195 The West Mall
T05-04-005, Toronto
Ontario M9C 5K1
Canada
Attention: The Company’s Secretary

Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile transmission, or on the calendar day after deposit with a reputable overnight courier service, as applicable.
11.10 Appendages
The appendages constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein
11.11 Counterparts
The Parties may execute this Agreement in two or more counterparts (no one of which need contain the signatures of all Parties), each of which will be an original and all of which together will constitute one and the same instrument.
11.12 Construction; Joint Drafting
Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular, and all words in any gender shall extend to and include all genders. All references to domestic, foreign, federal, state or provincial statutes herein are references to such statutes as amended and in effect at the applicable time. Whenever used, the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.
The Primary Parties acknowledge that this Agreement has been jointly drafted by them and no presumption to the contrary shall result from the fact that this Agreement has been typed by the Seller or its counsel.
11.13 Severability
If any provision, clause, or part of this Agreement or any of the Ancillary Agreements, or the application thereof under certain circumstances, is held invalid, the remainder of this Agreement or such other Ancillary Agreements, or the application of such provision, clause or part under other circumstances, shall not be affected thereby unless such invalidity materially impairs the ability of the Parties to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.
11.14 Headings
The headings used in this Agreement are for the purpose of reference only and shall not affect the meaning or interpretation of any provision of this Agreement.
11.15 Entire Agreement
This Agreement sets forth the entire understanding of the Parties relating to the subject matter hereof, and all prior or contemporaneous understandings, agreements, representations and warranties whether written or oral, are superseded and are hereby terminated.

IN WITNESS WHEREOF, the Parties have duly executed this Asset Sale Agreement as of the date first written above.

NORTEL NETWORKS LIMITED
By:	/s/ Mark Cooper
	Name:	Mark Cooper
	Title:	Attorney-in-Fact for Nortel Networks Limited in London on 4th December 2006

ALCATEL LUCENT
By:	/s/ Liaqat Ali Sadiq
	Name:	Liaqat Ali Sadiq
	Title:	Attorney-in-Fact for Alcatel Lucent SA in London on 4th December 2006

EXHIBIT 1
DEFINITIONS
“Action” means any litigation, action, suit, charge, arbitration, audit, investigation, or other legal, administrative or judicial proceeding.
“Administrative Services” means any ancillary corporate services to or in support of the Business (by the Seller, its Affiliates or any other Person), including treasury services, legal services, information technology services, tax services, human resources services, employee benefits services, risk management services, finance services, group purchasing services, logistics services, property management services, environmental support services and custom and excise services, in each case including services relating to the provision of access to design tools and databases, and any computer software used in connection therewith.
“Affiliate” means, as to any Person, any other Person that directly or indirectly Controls, or is under common Control with, or is Controlled by, such Person.
“Agreed Upon Procedures” means the procedures described in Schedule 1.2.
“Agreement” means this asset sale agreement and all Schedules attached hereto.
“Alcatel CIT” means Alcatel CIT a société anonyme organized under the laws of France, having a share capital of €265,364,340, whose registered office is located at 12, rue de la Baume, registered with the Registry of Commerce and Companies of Paris under the number 338 966 385.
“Amending Agreements” means the Amending Agreement between Flextronics and Alcatel Lucent modifying the agreement that is assigned to Alcatel Lucent under the Assignment and Assumption Agreement.
“Ancillary Agreements” means the Local Asset Sale Agreements, the Real Estate Agreements, the License Agreement, the OEM Agreement, the OEM Development Agreement, the Transition Services Agreement, the Subcontract Agreement, the Korea Agreements, the China Manufacturing Agreement, the China R&D Agreement and the R&D Transfer Agreements, the Assignment and Assumption Agreement, the Inventory Agreement, the W-NMS Cooperation Agreement, the Patent Assignment Agreement and the S18K Cooperation Agreement. The form of the Ancillary Agreements listed in Exhibit 10.6 has not been agreed to by Primary Parties.
“Antitrust Approvals” has the meaning set forth in Section 10.1.
“ASB” means Alcatel Shanghai Bell Co., Ltd.
“Assets” has the meaning set forth in Section 2.1.1.
“Asset Acquisition Statement” has the meaning set forth in Exhibit 2.2.7.
“Asset Allocation Statement” “ has the meaning set forth in Exhibit 2.2.7.
“Assignment and Assumption Agreement” means the agreement among Alcatel CIT, on the one hand, and Flextronics, the Seller and/or any other relevant Designated Sellers, on the other hand, in connection with the temporary assignment of the supply agreements entered into in connection with the Business between Flextronics and any Designated Sellers, to Alcatel CIT, in the form attached hereto as Exhibit A.
“Assumed Liabilities” has the meaning set forth in Section 2.1.3.

“Bundled Contracts” has the meaning set forth in Section 5.9, all of which are set forth in Schedule 5.9(A).
“Business” means the business of developing, manufacturing and selling the Nortel Products and of supplying the Nortel Services, as conducted by the Designated Sellers as at the Closing Date.
“Business Day” shall mean a day on which the banks are opened for business in Toronto, Ontario, Canada and in Paris, France (Saturdays, Sundays and public holidays excluded).
“Business Information” means, subject to applicable limitations necessary for compliance with the applicable country privacy Laws, originals or copies of all books, records, reports, correspondence in any form, films, microfilms, files, electronically stored data and documentation in the possession or under control of the Designated Sellers or any other Affiliate of the Seller, used or held for use with respect to the Business or the Assets, including information, policies and procedures, Owned Equipment manuals and materials, procurement documentation used in connection with the Business but excluding Tax information; it being provided that Tax information shall include information for countries within the European Union relating to payroll, employment and social security or social security taxes or impositions to the extent that such information would not cause the Seller to be in breach of any obligation or in violation with applicable Law.
“China Manufacturing Agreement” means the manufacturing services agreement between GDNT and ASB and/or any other Designated Purchasers relating to the provision of certain Nortel Products, in the form attached hereto as Exhibit D.
“China R&D Agreement” means the master research and development services agreement between ASB and GDNT in the form attached hereto as Exhibit E.
“Closing” has the meaning set forth in Section 2.3.1.
“Closing Date” has the meaning set forth in Section 2.3.1.
“Competing Business” means a business (other than the Business) which activity is the sale, license or lease of Products or any installation, commissioning or hardware or software maintenance services for Products.
“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and the Seller dated July 12, 2004.
“Contribution” means the contribution of the French Assets in accordance with the terms of the Contribution Agreement.
“Contribution Agreement” has the meaning set forth in Section 2.1.5 and shall be substantially in the form attached hereto as Exhibit F.
“Control”, including, with its correlative meanings, “Controlled by” and “under common Control with”, means, in connection with a given Person, the possession, directly or indirectly, of the power of either (i) elect more than fifty percent (50%) of the directors of such Person or (ii) direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, contract or otherwise.
“Designated Country” means a country (or countries) identified on Schedule 1.1 attached hereto.
“Designated Country Assets has the meaning set forth in Section 2.1.1.
“Designated Purchasers” has the meaning set forth in the preamble to this Agreement.

“Designated Sellers” has the meaning set forth in the preamble to this Agreement.
“Diselec” has the meaning set forth in Section 2.1.5.
“Disclosure Letter” means the document disclosing information relating to or forming exceptions to the representations and warranties of the Seller and the other Designated Sellers provided in Section 4 and Exhibit 4.3 of this Agreement.
“Draft Post-Closing Additional Cash Payment Statement” shall have the meaning set forth in Exhibit 2.2.5.
“Employee Representatives” means employee representatives, works councils, unions, other representatives of the employees or the employees of the Applicable Designated Sellers whom the Applicable Designated Sellers are required pursuant to the Transfer Regulations to provide information to and/or consult with regarding the matters contemplated by this Agreement.
“Environmental Laws” shall mean any and all civil and criminal laws and generally all international, EU, national and local laws, statutes, ordinances, orders, codes, rules, regulations, judgments, decrees, injunctions or agreements with any governmental or regulatory body, applicable up to Closing Date and relating to:
(a)	the health and safety of human and/or;

(b)	the protection, remediation or restoration of the environment, and/or;

(c)	noise, odor, pollution, land use, biodiversity and/or;

(d)	the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or release of any Hazardous Materials.
“Excluded Assets” has the meaning set forth in Section 2.1.2.
“Excluded Liabilities” has the meaning set forth in Section 2.1.4.
“Extended Warranty Liability” means the liability incurred as a result of any warranty in excess of 12-months granted by the Designated Sellers in connection with Nortel Products delivered prior to the Closing Date.
“Financial Statements” has the meaning set forth in Clause 9 of Exhibit 4.3.
“French Assets” means the Assets for France.
“French Assumed Liabilities” has the meaning set forth in Section 2.1.5.
“GAAP” means the United States generally accepted accounting principles.
“GDNT” means Guangdong Nortel Telecommunications Equipment Co..
“Government Entity” or “Government Entities” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.
“Hazardous Materials” means any natural or artificial substance (whether in the form of solid, gas, vapor or liquid alone or in combination with any other substance) that is regulated as a pollutant, contaminant or hazardous substance, material or waste under the Environmental Laws.
“Indemnified Party” has the meaning set forth in Section 9.3.2.

“Indemnifying Party” has the meaning set forth in Section 9.3.1.
“Intellectual Property” means all of the following rights wherever in the world enforceable: (i) patents and pending and filed patent applications (including all provisional, divisional, continuation in part and reissue patent(s), utility models, inventors’ certificates and invention disclosures; (ii) copyrights; (iii) trade secrets and other confidential and non-public business or technical information; (iv) industrial designs, and (v) rights to limit the access, use or disclosure of confidential information by any Person.
“Inventory” means, as of any date, all inventories of raw materials, manufactured and purchased parts, Product prototypes and models, spare parts, work-in-process, packaging, field trial equipments, stores and supplies purchased or acquired for use in connection with the conduct of the Business as of such date, assigned finished goods inventories (which are finished goods assigned to a specific customer order) and unassigned finished good inventories (which are finished goods not yet assigned to a specific customer order) together, as of the Closing Date, with Inventory forming the subject of Open Purchase Orders which shall have been delivered to a customer of the Business, if applicable, the Seller or the other Designated Sellers as of the Closing Date. For information purposes, a list of the Inventory as at 30 June 2006 is set out in Schedule 2.1.1(1). If applicable, this Schedule shall show the net book value of each item comprised in the Inventory as set out in the Financial Statements.
“Inventory Additional Cash Payment” shall have the meaning set forth in Section 2.2.3.
“Inventory Agreement” means the agreement among Alcatel CIT, Flextronics Telecom Systems (“FTS”), the Seller and/or any other relevant Designated Seller, in connection with the Business related inventory owned by FTS or its Subsidiaries at the Closing Date and certain rights on the Business related tangible assets owned by FTS or its Subsidiaries, in the form attached as Exhibit G.
“Inventory Expert” means Lowendal.
“Knowledge” or “aware of” or “notice of” or a similar phrase shall mean, with reference to Seller or the other Designated Sellers, the knowledge of those Persons listed on Exhibit [·] after reasonable inquiry, and with reference to Purchaser, the knowledge of those Persons listed on Exhibit [·] after reasonable inquiry.
“Known Product Defect” means any of those defects affecting a Nortel Product delivered prior to the Closing Date described in Exhibit [·]; and a “KPD Liability” means the liability of the Designated Sellers in connection with a Known Product Defect.
“Korea Agreements” means (i) the Distribution Agreement between Alcatel CIT and LG-Nortel Co. Ltd, (ii) the Conferral Agreement between Alcatel CIT, Nortel Networks (Asia) Ltd and LG-Nortel Co. Ltd, (iii) the Supplemental Agreement between Nortel Networks Limited and Alcatel CIT, (iv) the Local Manufacturing Agreement between Alcatel CIT and LG-Nortel Co. Ltd, (v) the Master Development Services Agreement between Alcatel-Lucent and LG-Nortel Co.Ltd and (vi) the Transfer Agreements among Nortel Networks Limited, Alcatel-Lucent, and LG-Nortel Co. Ltd. for each of the five SOW’s, i.e., SOW for UMTS UA4, UMTS UA5, RRH, dBTS 6100 and dBTS 2U, all in the forms attached as Exhibit H.
“Law” means, with respect to any Person, any domestic or foreign, federal, state, provincial, local or municipal statute, law, by-law, common law, ordinance, rule, regulation, order, writ, injunction, directive, judgment, decree, policy or guideline having the force of law, or other requirement of any Government Entity applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person or any of its Affiliates).
“Leased Equipment” means those furniture (located on the Business premises), development, testing, prototyping, computing and communications equipment and all other tangible personal property mainly used in the Business as of the Closing (excluding in any cases any intellectual property covering, embodied in or connected to any of the foregoing) which are leased by the Designated Sellers. The Leased Equipment shall not include the equipment the Designated Purchasers are entitled to use as a result of the rights they are granted under the Real Estate Agreements and shall only include tangible equipment that is used in connection with Administrative Services to the extent it exclusively relates to the Business.
“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including those arising under any Law or Action and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise.
“License Agreement” means the intellectual property license agreement to be entered into between the Seller and/or any other Designated Sellers, on the one hand, and the Purchaser and/or any other Designated Purchasers, on the other hand, on or prior to the Closing in the form attached hereto as Exhibit I.
“Licensed Intellectual Property” means the intellectual property being licensed under the License Agreement.
“Lien” means any lien, mortgage, hypothec, pledge, security interest, encumbrance, easement, encroachment, right-of-way, restrictive covenant, real property license, charge, prior claim, lease or conditional sale arrangement.
“Local Asset Sale Agreements” (and individually, a “Local Asset Sale Agreement”) means the Contribution Agreement, the Share Purchase Agreement and the agreements providing for the sale and purchase of the Assets (except for the French Assets) in each of the Designated Country, the latters being based on the template agreements attached hereto as Exhibit J.
“Losses” means all demands, claims, Actions or causes of action, assessments, losses (including loss of profits but excluding loss of opportunities (perte d’une chance)), damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, including (i) interest on cash disbursements in respect of any of the foregoing at the prevailing commercial interest rate in effect from time to time, compounded quarterly, from the date each such cash disbursement is made until the Party incurring the same shall have been indemnified in respect thereof; and (ii) the reasonable out-of-pocket costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents of such Party.
“Material Adverse Change” means a material adverse change in, or effect on, the Business taken as a whole; provided, however, that a Material Adverse Change shall not include any change or effect directly resulting from (i) any change in Law, GAAP or interpretations thereof that apply to the Business; (ii) any change in general economic, business or financial market conditions, or in conditions in the telecommunications industry; (iii) regional or global economic, regulatory, political changes, events or conditions or (iv) the public announcement of the transactions contemplated by this Agreement.
“NN SA” has the meaning set forth in Section 2.1.5. “Not Yet Transferred Contracts” has the meaning set forth in Section 5.8.

“Nortel Accounting Principles” means the accounting policies employed in the consolidated accounts of the Seller since and for the 2005 financial year without any change in the accounting policies used, except as provided for in the annual accounts of Nortel Networks Corporation, which is the ultimate parent company of the group of companies that include the Designated Sellers, and always in compliance with GAAP.
“Nortel Products” means those Products that are manufactured and marketed by the Seller or any other Designated Sellers as of the Closing Date, the list of which is attached as Schedule 1.6.
“Nortel Services” means network implementation and maintenance services directly associated with the Nortel Products.
“OEM Agreement” means the agreement between the Seller and/or any other Designated Sellers, on the one hand, and the Purchaser and/or any other Designated Purchasers, on the other hand, relating to the sale by the Seller and/or any other Designated Sellers to the Purchaser and/or any other Designated Purchasers of certain Seller proprietary products relating to the Business, in the form attached hereto as Exhibit K.
“OEM Development Agreement” means the agreement between the Seller and/or any other Designated Sellers, on the one hand, and the Purchaser and/or any other Designated Purchasers, on the other hand, relating to the development by the Seller and/or any other Designated Sellers of new features of certain of the products which are subject to the OEM Agreement, in the form attached hereto as Exhibit L.
“Open Purchase Orders” means all purchase orders or other commitments issued by Seller or any of the other Designated Sellers before the Closing Date for the supply of tangible assets (including inventory) and services for use in the Business.
“Owned Equipment” means (i) those furniture (located on the Business premises), development, testing, field trial equipments, prototyping, computing and communications equipment and all other tangible personal property mainly used in the Business as of the Closing Date (excluding in any cases any intellectual property covering, embodied in or connected to any of the foregoing) and (ii) any tangible equipment that is used in connection with Administrative Services relating exclusively (unless listed in Schedule 2.1.1(2), if any, or otherwise specified in Section 5.11) to the Business, both (i) and (ii) which are owned by the Designated Sellers, including assets forming the subject of Open Purchase Orders which shall have been delivered to the Designated Sellers as of the Closing Date). Each Owned Equipment with a gross book value in excess of two thousands (2,000) euros are listed on Schedule 2.1.1(2). If applicable, this Schedule shall show the gross and net book value of each item comprised in the Owned Equipment.
“Patent Assignment Agreement” means the agreement by which the Seller will assign to the Purchaser the Transferrred Intellectual Property that are patents.
“Party” or “Parties” means individually or collectively, as the case may be, the Designated Sellers and the Designated Purchasers.
“Permitted Liens” means (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due; or for Taxes the validity of which are being contested in good faith by appropriate proceedings or arising or potentially arising under statutory provisions that have not at the time been filed and of which written notice has not been served pursuant to Law; (ii) statutory and other Liens imposed by Law incurred in the ordinary course of business for sums not yet delinquent or overdue or which are being contested in good faith; (iii) any prior commitments to which the Transferred Intellectual

Property is subject and all licenses granted by any of the Designated Seller prior to the Closing Date.
“Person” means an individual, a partnership, a corporation, an association, a limited or unlimited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or a Government Entity.
“Post-Closing Additional Cash Payment Statement” shall have the meaning set forth in Exhibit 2.2.5.
“Pre-Closing Statement” shall have the meaning set forth in Section 2.2.4.
“Primary Party” means each of the Seller and the Purchaser.
“Products” means the RNC and NodeB networking equipment and associated OAM (OMC-B and OMC-R) of which the technology conforms with the UTRAN portion of 3GPP releases 99, 5, 6 and 7. For the avoidance of doubt, the Products will only encompass those specific elements of the 3GPP definitions of UMTS within such releases that are specifically based on Wide Band Code Division Multiplexing Access (“WCDMA”) based technology. The following shall not be included within the definition of Products:
(i)	Orthogonal Frequency-Division Multiplexing (OFDM) technologies,

(ii)	Multiple Input Multiple Output (“MIMO”) technologies,

(iii)	Any and all products related to 3GPP Definitions for LTE (eNodeB, ASGW, aGW, ASG, UPE, MME, SAE Anchor, 3GPP Anchor and associated OAM equipment),

(iv)	voice and packet core networks (products above the RNC such as GGSN, SGSM, HLR, MSCHLR/HSS, Media gateway, CS Call server and similar, and IMS network elements such CSCF and its variants and IMS applications independent of the access technology),

(v)	Operations, Administration and Management (OA&M) functionality for the foregoing items (i) through (iv),

(vi)	The inter-operability of any of the foregoing with any elements of the Products, and

(vii)	GSM, CDMA or WiMax technologies.
“Purchase Price” has the meaning set forth in Section 2.2.1.
“Purchaser” has the meaning set forth in the preamble to this Agreement.
“Purchaser Adjustment Amount” has the meaning set forth in Section 5.6.
“Purchaser Indemnitees” has the meaning set forth in Section 9.1.1.
“R&D Transfer Agreements” means (i) the agreement to transfer to the relevant Designated Purchaser certain terms set forth between Nortel and Sasken Communications Technologies Limited and (ii) the agreement to transfer to the relevant Designated Purchaser certain terms set forth between Nortel and Mera Networks Inc., in the forms attached hereto as Exhibit M.
“Real Estate Agreements” means the Facilities Transition Agreement, the Lease Extension Agreement between Nortel Networks (China) Limited and Beijing Sun Dong An Co., Ltd, the Lease Assignment Agreement between Nortel Networks (China) Limited, Beijing Sun Dong An Co., Ltd and Alcatel Shanghai Bell Company Limited, the License Agreement (Ottawa Carling Campus) between the Seller and Alcatel Canada Inc., the License Agreement

(Montreal BAN Campus) between the Seller and Alcatel Canada Inc., the contrat de sous-location between Nortel Networks S.A. and Diselec and the contrat de sous-location de courte durée between Nortel Networks S.A. and Diselec, of which relating to the Purchaser’s or any other Designated Purchasers’ temporary use of certain facilities being used by the Business as of the Closing Date, the Rent Credit and construction work required for some of such facilities , in the form attached hereto as Exhibit N.
“Receivable Payment” has the meaning set forth in Section 2.2.2.
“Rent Credit” means the Purchaser’s and the other Designated Purchasers’ entitlement to six months free rent in the amount of three million US dollars (USD 3,000,000) pursuant to the Real Estate Agreements.
“Reporting Accountant” means an accounting firm of international standing agreed upon by the Primary Parties, or, in the event the Primary Parties fail to agree, appointed by the Président of the Tribunal de Commerce de Paris at the request of the most diligent Party acting under summary proceedings.
“S18K Cooperation Agreement” means the agreement between the Seller and a Designated Purchaser in the form attached in Exhibit C.
“Seller” has the meaning set forth in the preamble to this Agreement.
“Seller Adjustment Amount” has the meaning set forth in Section 5.6.
“Seller Contracts” means those contracts that are identified on Schedule 2.1.1(3). The Seller Contracts shall also include the Open Purchase Orders placed after the date of this Agreement and the purchase orders from customers (if issued prior to Closing, only for those where the corresponding delivery to the Client has not been made prior to Closing) to the extent that the related tangible assets, including inventory, or services have not already been supplied or performed on or prior to the Closing Date.
“Shares” has the meaning set forth in Section 2.1.5.
“Share Purchase Agreement” has the meaning set forth in Section 2.1.5 in the form attached hereto as Exhibit O.
“Standard Warranty Liability” means the 12-month warranty granted by the Designated Sellers on Nortel Products delivered prior to the Closing Date.
“Steering Committee” shall mean the committee composed of Jean-Marie Lesur (or any successor to be designated by the Seller), Alain Biston (or any successor to be designated by the Seller and the Purchaser) and Philippe Keryer (or any successor to be designated by the Purchaser).
“Subcontract Agreement” has the meaning set forth in Section 5.9.
“Tax” means (a) any domestic or foreign federal, state, local, provincial, or municipal taxes or other impositions by any Government Entity, including the following taxes and impositions: net income, gross income, individual income, capital, value added, goods and services, gross receipts, sales, use, ad valorem, business rates, transfer, franchise, profits, business, real property, gains, service, service use, withholding, payroll, employment, social security, excise, severance, occupation, premium, property, customs, duties or other type of fiscal levy and all other taxes, fees, assessments, deductions, withholdings or charges of any kind whatsoever, together with any interest and penalties, additions to tax or additional amounts imposed or assessed with respect thereto and (b) any obligation to pay Taxes of a Third Party including pursuant to the application of a joint and several liability to pay taxes of such Third Party.
“Tax Benefit” means, with respect to any Loss incurred by an Indemnified Party the value of all Tax deductions, other reductions in taxable income and Tax credits to the Indemnified Party as a result of incurring or paying the Loss indemnified, net of any reduction in Tax credit or Tax deduction, or increase in taxable income, incurred by the Indemnified Party as a result of receiving the indemnification payment hereunder with respect to such Loss. For the avoidance of doubt, the value of all Tax deductions or other reductions in taxable income will equal the amount of such deduction or reduction multiplied by the marginal tax rate in effect applicable to the Indemnified Party.
“Tax Returns” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and other information filed or required to be filed with any Tax authority relating to Taxes.
“Third Party” means any non-Affiliate a Party.
“Third Party Action” has the meaning set forth in Section 9.3.1.
“Third Party Software License Agreements” means all the the software license agreements entered into by the Designated Sellers for those software used by the Business except those that a) do not concern off-the-shelf software or b) are not material to the operations of the Business, each of which is listed in Schedule 1.8.
“Transaction Documents” means this Agreement and the Ancillary Agreements and all other ancillary agreements to be entered into or documentation delivered by any Party pursuant to this Agreement or any Local Asset Sale Agreement.
“Transition Plan” means the transition plan attached hereto as Schedule 5.15.
“Transition Services Agreement” means the agreement between the Seller and/or any other Designated Sellers, on the one hand, and the Purchaser and/or any other Designated Purchasers, on the other hand, under which certain services are to be provided to the Purchaser and/or any other Designated Purchasers, to be executed on or prior to the Closing, in the form attached hereto as Exhibit Q.
“Transfer Fees” means all registration, transfer, conveyance, recording, license and other similar fees, expenses or charges.
“Transfer Taxes” means (a) all goods and services, sales, use, land transfer, gross receipt, documentary, value-added, stamp duties, and all other similar taxes or other like charges, together with interest, penalties or additional amounts imposed with respect thereto, incurred in connection with the transactions contemplated hereby and (b) any obligation to pay transfer taxes (as defined here above) of a Third Party including pursuant to the application of a joint and several liability to pay transfer taxes of such Third Party.
“Transferred Intellectual Property” means the patented intellectual property that is listed in Exhibit 2.1.1(5) and the non-patented intellectual property that is mainly used in the Business that is non-exhaustively listed in Exhibit 2.1.1(5), and including all Actions except those Actions that have been settled, and except those Actions asserted by the Seller or any other Designated Seller prior to the Closing Date.
“W-NMS Cooperation Agreement” means the agreement between the Seller and Alcatel CIT, in the form attached hereto as Exhibit R.

EXHIBIT 4.3
ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE SELLER
0 Transfer of the New Shares
At the Closing, the Shares will be owned by NN SA free of any Liens.
1 Title to Tangible Assets
Except for the Permitted Liens, as of the Closing Date, the Inventory and the Owned Equipment are legally and beneficially owned by the Designated Sellers, free and clear of all Liens, and those Designated Sellers have good and marketable title thereto and upon consummation of the transaction contemplated thereby, the Purchaser and the Designated Purchasers will have acquired good, marketable and exclusive title in the Inventory and the Owned Equipment, free and clear of all Liens, except for the Permitted Liens.
2 Seller Contracts
(1)	Each Seller Contract is a valid and binding obligation of the Designated Seller which is a party thereto and, to the Knowledge of the Designated Sellers, to the other parties thereto, and is in full force and effect. Subject to obtaining the consent of the other party(ies) to the extent required, upon Closing, the Seller Contracts shall be validly transferred to the Designated Purchasers;
(2)	Each relevant Designated Seller has complied in all material respects with the terms of each of the Seller Contracts during the past year;
(3)	To the Knowledge of the Designated Sellers, no Third Party is in breach or default in any material respect under any Seller Contract;
(4)	To the Knowledge of the Designated Seller, in the past six months, no party to a Seller Contract has made any request to renegotiate any material provision under a Seller Contract and to the Knowledge of the Designated Seller which is party to a Seller Contract, in the past six months, there has not been any attempt to renegotiate prices under a Seller Contract except as may result from the terms of the Seller Contracts; and
(5)	No event, condition or occurrence has occurred (including the performance of the transactions contemplated in the Transaction Documents) which would constitute a breach or default or permit termination, modification or acceleration of any Seller Contract.
(6)	As of the date hereof, the standard margin on any open order issued by a customer under a Seller Contract is determined by Seller to have a standard margin of zero or greater, with such determination based upon Seller’s consistent methodology for determining standard margin and consistent with the Agreed Upon Procedures.

3 Intellectual Property
3.1 To the Knowledge of the Seller, and except for anything provided under the OEM agreement and any tools related to the Nortel Products that are not Licensed Intellectual Property or Transferred Intellectual Property, the Licensed Intellectual Property and the Transferred Intellectual Property are all the intellectual property owned by the Designated Sellers that are used in the Nortel Products and for the purpose of providing the Nortel Services as at the Closing Date, including such rights in and to (i) patents and pending and filed patent applications (including all provisional, divisional, continuation in part and reissue patents), utility models, inventors’ certificates and invention disclosures; (ii) copyrights; (iii) trade secrets and other confidential and non-public business or technical information; (iv) industrial designs; and (v) rights to limit the access, use or disclosure of confidential information by any Person. For the avoidance of doubt, the License Agreement provides the resolution procedure for addressing any Licensed Intellectual Property and Transferred Intellectual Property that is discovered after the Closing Date. For the further avoidance of doubt, to the Knowledge of the Seller, and except for anything provided under the OEM agreement and any tools related to the Nortel Products that are not Licensed Intellectual Property or Transferred Intellectual Property, the Licensed Intellectual Property and the Transferred Intellectual Property also include any such intellectual property owned by the Designated Sellers as of the Closing Date (i) which prior to the Closing Date, was or is being utilized in the design and development of past (if being supported by a Designated Seller as of the Closing Date) and potential products of the Business marketed or to be marketed by the Designated Sellers or (ii) which relates to Nortel Products.
To the Knowledge of the Seller, Exhibit 2.1.1(5) contains a true, complete and up-to-date list of the patented Transferred Intellectual Property and patented Licensed Intellectual Property registered in the name of the Designated Sellers or their Affiliates. To the Knowledge of the Seller, Section 3.1 of the Disclosure Letter contains a complete and accurate list of all licenses granted with respect to patented Transferred Intellectual Property registered in the name of the Designated Sellers and a list of previous divestitures executed by the Seller since January 1,1996 which may (or may not) include a license to the patented Transferred Intellectual Property.
Subject to the foregoing, as of the Closing Date the Transferred Intellectual Property is not subject to any Liens other than Permitted Liens and, as of the Closing Date, will be fully transferable and alienable.
3.2 The Designated Sellers are up-to-date with the payment of fees and have carried out all formalities necessary to ensure that the Transferred Intellectual Property that is filed as a patent application or issued patent is validly registered in the name of the relevant Designated Seller at the Closing Date. All necessary documents, recordations and certificates in connection with such property have been filed with the relevant authorities in the United States or foreign jurisdictions where it is registered or filed, as the case may be, for the purposes of prosecuting, establishing ownership and maintaining such property.
3.3 No Action relating to the infringement or breach of any Third Party’s intellectual property rights has been made in writing against any of the Designated Sellers in so far as relating to the Business in the past two years.
3.4 The Designated Sellers have taken all commercially reasonable measures to maintain the validity of and protect the proprietary nature of the Transferred Intellectual Property.
3.5 To the Knowledge of the Seller, no open source or public library software, including any version of any software licensed pursuant to any GNU public license, is, in whole or in part, embodied or incorporated in the Nortel Products.
To the Knowledge of the Seller, the source code and system documentation relating to the software in the Nortel Products included in the Transferred Intellectual Property (i) have at all times been maintained in confidence, (ii) have been disclosed by the Designated Sellers only to employees or contractors that are bound by appropriate nondisclosure obligations, and (iii) as of the Closing Date are not in escrow for the benefit of any Third Party rights in such source code and/or system documentation upon the occurrence of certain events.
4 Litigation
There is no Action pending before any Government Entity or arbitration tribunal involving or affecting the Business or the Assets, or that seeks to enjoin, prevent, alter or delay any of the transactions contemplated by the Transaction Documents, and, to the Seller’s Knowledge, no such Action has been threatened.
5 Nokia / O2
The only significant obligation under the Seller Contract between Nokia and the relevant Designated Seller with respect to the removal of Nortel Products from the O2 network is for such Designated Seller to accept the Nortel Products (at no cost to the Designated Seller) that have been removed.
6 [Intentionally omitted]
7 Inventory
7.1 The Inventory has been acquired in the ordinary course of business.
7.2 The Inventory has been properly handled and stored at all times in full compliance with the applicable specifications.
7.3 The Inventory does not involve any item in connection with which the Designated Sellers have performed manufacturing or integration work but to the extent any Inventory does, such Inventory has been manufactured in accordance with applicable Laws and the relevant contractual specifications, if any, and are free from material defects.
8 Owned Equipment
The Owned Equipment is in normal working condition, has been maintained in accordance with normal industry standards.

9 Financial Information
9.1	Section 9.1 of the Disclosure Letter sets forth the unaudited management statements of assets and liabilities of the Business as of 31 March 2006 and the unaudited management statements of results of operations of the Business for the year 2005 and the six months ended 30 June 2006 (the “Financial Statements”). The Financial Statements fairly present the financial condition and results of operations of the Business for the relevant periods.

9.2	The Financial Statements have been prepared on a basis consistent with Seller’s past practices in preparing management statements of assets and liabilities and of results of operations and consistent with the Agreed Upon Procedures, and in particular:
(i)	the basis of valuation for stocks and work-in-progress has been consistent with the Nortel Accounting Principles, and

(ii)	the rate of depreciation applied in respect of each fixed asset is consistent with Nortel Accounting Principles and is adequate to write down the value of such fixed asset to its net realizable value as at the end of its useful working life.
9.3	There are no bank guarantees or performance bonds granted in connection with the Seller Contracts entered into with customers at the request of the Seller or its Affiliates other than those listed in Section 9.3 of the Disclosure Letter; such list stating the nature, purpose, duration and maximum amount of such guarantees or performance bonds. There are no outstanding undertakings of the Designated Sellers under any Seller Contracts to grant any such guarantees that has not been satisfied or complied with.
10 Actions Since Financial Statements
Between 30 June 2006 and the date hereof:
(a)	No Material Adverse Change has occurred and no event, development, condition or circumstance that will likely result in a Material Adverse Change exists or has occurred;
(b)	Except as otherwise contemplated by this Agreement or the Transaction Documents or in connection with the preparation of the transactions contemplated herein, the Business has been conducted in the ordinary course of business, on a basis consistent with past practice; and
(c)	No Designated Seller (in respect of the Business) has received notice of any reimbursement obligation or other similar payment due under any Seller Contract;
(d)	No Designated Seller has taken any of the actions set forth in clauses a) through e) of Section 5.2.
11 Compliance with Laws
To the Knowledge of the Designated Sellers, each Designated Seller (in respect of the

Business) has complied with all Laws in all material respects that are or were applicable to it in connection with the conduct or operation of the Business or the ownership or use of any of the Assets. None of the Designated Sellers has received any complaint, citation or written notice of any civil, criminal, regulatory or administrative action, claim, investigation other proceeding or suit relating to the violation of Laws (including Environmental Laws) from any Government Entity relating to any material non-compliance of the Business or the Assets with Laws nor are there, based on the Seller’s Knowledge, any such complaint, citation, notice or notices threatened or pending.
Section 11 of the Disclosure Letter describes the compliance status of the Nortel Products with certain Environmental Laws.
12 Absence of certain Commercial Practices
To the knowledge of Seller, no member of the Nortel group (including the Designated Sellers), nor any officer, director, employee or agent of any of the foregoing (or any Person acting on behalf of any of the foregoing) in each case in respect of the Seller Contracts which is either a customer contract or a representative agreement, has carried out or agreed to carry out any practices which would be prohibited by The Convention on Combating Bribery of Foreign Public Officials in International Business Transactions adopted on 21 November 1997 by the Organization for Economic Co operation and Development, the U.S. Foreign Corrupt Practices Act of 1977, as amended or the EU Joint Action 98/742/JHA..
13 Insolvency
No Designated Seller is insolvent under the laws of its jurisdiction incorporation or unable to pay its debts as they fall due.
There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Designated Sellers and, to the Designated Sellers’ knowledge, no events have occurred which, under applicable laws, would justify such proceedings.
14 Nortel Products
To the Knowledge of Designated Sellers, except for the Known Product Defects, the Nortel Products are free from material defects and have been sold in accordance with applicable Laws and contractual commitments.
15 Product Development
To the Knowledge of Seller, the development programs of the Nortel Products are up to date and on track to meet all applicable targets with respect to future releases of the Nortel Products as such targets or releases have been included in the Seller Contracts.
16 Subsidies
There are no subsidies, individually or in the aggregate, granted to the Designated Sellers in respect of the Business which have an impact of greater than one hundred thousand US dollars (USD 100,000) for each of the relevant periods for the results of the operations of the

Business portion of the Financial Statements.
17 Sales of the Seller
The Business did not generate “sales in or into the United States” (as this term is used in 16 C.F.R.802.51) in 2005 with respect to the Business in excess of fifty six million seven hundred thousand US dollars (USD 56,700,000).
Neither the aggregate value of the Canadian Assets nor the gross revenues from sales in or from Canada generated by the Canadian Assets, determined in the manner prescribed for the purposes of the Canadian Competition Act, exceeds CDN $50 million.
The term “Canadian Assets” refers to all Assets being acquired by the relevant Designated Purchasers that are located in Canada. “Canadian Competition Act” shall mean the Canadian Competition Act, R.S.C. 1985, c. C-34, as amended.
18 Accuracy of Disclosure
None of the Sellers’ representations, warranties or statements contained in this Agreement, or in the schedules hereto, contains any untrue statement of a material facts or omits to state any material fact necessary in order to make any of such representations, warranties or statements not misleading.
19 Supplier Contracts
All of the suppliers with which the Designated Sellers entered into contracts in connection with the Business by the Designated Sellers are listed in the Disclosure Letter.
20 LG-Nortel Supply
As from July 1, 2006 until the Closing Date, the Seller, the Designated Sellers and their Affiliates have delivered Nortel Products to and invoiced for such products LG-Nortel Co. Ltd in the ordinary course of business, consistent with past practices and have not takent steps to accelerate the order and delivery of Nortel Products supplies in advance of the date on which they are usually ordered and delivered.
21 Representations and Warranties
None of the Designated Sellers makes any representation or warranty with respect to the Shares, the Assets or the Business, express or implied, beyond those expressly made by the Seller in this Exhibit 4.3and it is understood that, except for the express representations and warranties of the Seller contained in this Exhibit 4.3, the Purchaser or any other Designated Purchaser takes the Assets on an “as is” and “where is” basis.

EXHIBIT 2.2.7
PURCHASE PRICE ALLOCATION
     (i) As soon as practicable following the date of this Agreement but in no event later than five (5) days after the date of this Agreement, the Purchaser will provide to the Seller with the Purchaser’s proposed allocation among the Assets (including the non-compete and the Licensed Intellectual Property) of the Purchase Price net of (i) the Receivable Payment and (ii) the Rent Credit, plus the amount of the Assumed Liabilities (to the extent accrued for tax purposes) (the “Asset Acquisition Statement”). The Asset Acquisition Statement will be prepared in accordance with Section 1060 of the U.S. Tax Code and any other applicable Tax Law. The Asset Acquisition Statement will use net book value for the Owned Equipment and the Inventory (as determined by Seller using GAAP) and an independent appraisal for all other Assets, to the extent applicable. Such independent appraisal shall be at Purchaser’s expense and in writing and will be delivered to the Seller.
     (ii) Within ten (10) days after the receipt of such Asset Acquisition Statement, but in no event later than five (5) days before Closing Date, the Seller will allocate the total amount as shown on the Asset Acquisition Statement within the statutory jurisdictions in which the assets reside, including any objections to the Asset Acquisition Statement (the “Asset Allocation Statement”) and provide the Asset Allocation Statement to the Purchaser. In the event no changes are proposed in writing to the Purchaser within such time period, the Seller shall be deemed to have agreed to and accepted the Asset Acquisition Statement.
     (iii) Within ten (10) days after receipt of the Asset Allocation Statement, the Purchaser will propose in writing to the Seller any changes to such Asset Allocation Statement, whether with respect to allocations among assets or statutory jurisdictions (and in the event no such changes are proposed in writing to the Seller within such time period, the Purchaser will be deemed to have agreed to, and accepted, the Asset Allocation Statement). The Primary Parties will endeavor in good faith to resolve any differences with respect to the Asset Allocation Statement within ten (10) days after the Seller’s receipt of written notice of objection from the Purchaser.
     (iv) If the Purchaser withholds its consent to the allocation reflected in the Asset Allocation Statement and the Primary Parties are unable to resolve any differences, any remaining disputed matters will be finally and conclusively determined by the Reporting Accountant. Promptly, but not later than fifteen (15) days after its acceptance of appointment hereunder, the Reporting Accountant will determine (based solely on representations by the Seller and the Purchaser and not by independent review) only those matters in dispute and will render a written report as to the disputed matters and the resulting allocation of the Purchase Price net of (i) the Receivable Payment and (ii) the Rent Credit, plus the amount of the Assumed Liabilities (to the extent accrued for tax purposes) , which report shall be conclusive and binding upon the parties. The Purchaser and the Seller shall each pay one-half of the fees, cost and expenses of the Reporting Accountant.
     (v) The Purchaser shall or shall cause the other Designated Purchasers and the Seller shall and shall cause the other Designated Sellers, respectively, subject to the requirements of any applicable Tax law, to file all Tax Returns and reports consistent with the allocation provided in the Asset Allocation Statement, or, if applicable, the determination of the Reporting Accountant. Any subsequent adjustments under Sections 2.2.3, 8.3 or otherwise as required by applicable Tax Law to the Purchase Price net of (i) the Receivable Payment and (ii) the Rent Credit, plus the amount of the Assumed Liabilities (to the extent accrued for tax purposes) will be allocated appropriately and in a manner consistent with the methodology used to determine the allocation under this Exhibit 2.2.7. For the avoidance of doubt, if the Asset Allocation Statement is prepared before the Post Closing Additional Cash Payment Statement, such Asset Allocation Statement will be revised as is required so that the amount shown for the Owned Equipment and Inventory will be Seller’s net book value for each (using GAAP), as contemplated by paragraph (i) of this Exhibit 2.2.7.

EXHIBIT 2.2.5
POST-CLOSING ADDITIONAL CASH PAYMENT STATEMENT
1	Form and Content of Post-Closing Additional Cash Payment Statement
The Post-Closing Additional Cash Payment Statement shall set out the net book value if relevant of the Inventory and the Owned Equipment as of the Closing Date.
2	Accounting Policies
2.1	The Post-Closing Additional Cash Payment Statement shall be drawn up in accordance with the Seller Accounting Principles, it being specified that notwithstanding anything herein to the contrary, the Owned Equipment and the Inventory shall be valued in accordance with GAAP.
2.2	The Post-Closing Additional Cash Payment Statement shall be expressed in US dollars. Amounts in other currencies shall be translated into US dollars using the relevant spot rate at the time of the Closing Date published on that day.

3	Preparation Inventories
3.1	No later than two (2) days following Closing, the Seller shall deliver to the Purchaser the Preliminary Draft Post-Closing Additional Cash Payment Statement regarding only the Inventories. Within fifteen (15) days of Closing, the Seller, the Buyer and the Inventory Expert shall perform a partial physical inventory of the Inventories. Within five (5) days of the conclusion of such physical inventory, the Inventory Expert shall deliver, for information purposes only, to the Seller and the Purchaser his report on the Preliminary Draft Post-Closing Additional Cash Payment Statement regarding only the Inventories. Within five (5) days of receipt of such report, the Seller shall deliver to the Purchaser the Draft Post-Closing Additional Cash Payment Statement taking into account the result of the report. In case of Inventory not valuated in the Draft Post Closing Additional Cash Payment Statement, valuation should be based on last price paid for the article, if any. During the course of the physical inventory, the Seller and the Relevant Sellers shall make available to the Inventory Expert all books and records, as long as they are relevant to the inventories of the UMTS access business and grant reasonable access to the premises during normal office hours. Purchaser will decide which sites/ countries it wants to review and supply at its own expenses the resources that are required to perform such physical inventory. Purchaser need to let Seller know with a reasonable notice period before the physical inventory the list of sites so that the proper arrangements can be made; it is understood by Purchaser that a physical inventory of the inventories may require the business to stop its activity or the physical inventory to be performed outside of normal business hours

3.2	Preparation Fixed assets

No later than ten (10) days following Closing, the Seller shall deliver to the Purchaser the Preliminary Draft Post-Closing Additional Cash Payment Statement regarding the

Owned Equipments. Within three (3) months of Closing, the Seller, the Buyer and the Inventory Expert shall perform a partial physical inventory of the Owned Equipments, it being understood that only the value of fixed assets will be checked. Within five (5) days of the conclusion of such physical inventory, the Inventory Expert shall deliver to the Seller and the Purchaser his report on the Preliminary Draft Post-Closing Additional Cash Payment Statement regarding the Owned Equipments only. Within five (5) days of receipt of such report, the Seller shall deliver to the Purchaser the Draft Post-Closing Additional Cash Payment Statement taking into account the result of the report. During the course of the physical inventory, the Purchaser and the relevant Purchasers, the Seller and the Relevant Sellers shall make available to the Inventory Expert all books, records and competent personnel as long as they are relevant to the Owned Equipments of the UMTS access business or where included in the transaction and grant reasonable access to the premises during normal office hours. Purchaser will decide which sites it wants to review and supply at its own expenses the resources that are required to perform such physical inventory.

3.3	The Purchaser and the Seller shall determine jointly the procedure to be followed by the Inventory Expert, whichshall apply the principles set out in Clause 2 of this Exhibit.

3.4	The expenses (including VAT) of the Reporting Accountant shall be paid by the Purchaser.

4	Agreement of the Draft Post Closing Additional Cash Payment Statement
4.1	In this paragraph the Draft Post-Closing Additional Cash Payment Statement regarding the Inventory and the Draft Post-Closing Additional Cash Payment Statement regarding the Owned Equipments are referred to as Draft Post-Closing Additional Cash Payment Statement. The Draft Post-Closing Additional Cash Payment Statement agreed or determined in accordance with the provision of Section 4 shall be referred to as to the “Post Closing Additional Cash Payment Statement”.
4.2	If the Purchaser does not within thirty (30) days of presentation to it of the Draft Post-Closing Additional Cash Payment Statement give notice to the Seller that it disagrees with the Draft Post-Closing Additional Cash Payment Statement or any item thereof, such notice stating the reasons for the disagreement in reasonable detail and specifying the adjustments which, in the Purchaser’s opinion should be made to the Draft Post-Closing Additional Cash Payment Statement (the “Purchaser’s Disagreement Notice”), the Draft Post-Closing Additional Cash Payment Statement shall be final and binding on the parties for all purposes.

If the Purchaser gives a Purchaser’s Disagreement Notice within such thirty (30) days, the Seller and the Purchaser shall attempt in good faith to reach agreement in respect of the Draft Post-Closing Additional Cash Payment Statement and, if they are unable to do so within twenty (20) days of such notification, the Seller or the Purchaser may by notice to the other require that the Draft Post-Closing Additional Cash Payment Statement be referred to an internationally recognized firm of independent public accountants as to which Seller and Purchaser mutually agree or, should Seller and Purchaser fail to agree within thirty (30) days from the submission by Seller of the

Sellers’ Disagreement Notice, Seller and Purchaser shall jointly request the designation of such firm by the President of the Tribunal de Commerce of Paris (such firm, the “Reporting Accountant”).

4.3	Except to the extent that the Seller and the Purchaser agree otherwise, the Reporting Accountant shall determine its own procedure but:
4.3.1	apart from procedural matters and as otherwise set out in this Agreement shall determine only:
(i)	whether any of the arguments for an alteration to the Draft Post-Closing Additional Cash Payment Statement put forward in the Purchaser’s Disagreement Notice is correct in whole or in part; and

(ii)	if so, what alterations should be made to the Draft Post-Closing Additional Cash Payment Statement in order to correct the relevant inaccuracy in it;
4.3.2	shall apply the principles set out in Clause 2 of this Exhibit;

4.3.3	shall make its determination as promptly as practicable after its appointment;

4.3.4	the procedure of the Reporting Accountant shall:
(i)	give the Seller and the Purchaser a reasonable opportunity to make written and oral representations to it;

(ii)	require that each party supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountant;

(iii)	permit each party to be present while oral submissions are being made by the other party; and

(iv)	for the avoidance of doubt, the Reporting Accountant shall not be entitled to determine the scope of its own jurisdiction.
4.4	The determination of the Reporting Accountant shall:
4.4.1	be made in writing and made available for collection by the Seller and the Purchaser at the offices of the Reporting Accountant; and
4.4.2	unless otherwise agreed by the Seller and the Purchaser include reasons for each relevant determination.
4.5	The Reporting Accountant shall act, pursuant to Article 1592 of the Civil Code, as expert and not as arbitrator and its determination of any matter falling within its jurisdiction shall be final and binding on the Seller and Purchaser save in the event of manifest error (when the relevant part of its determination shall be void and the matter shall be remitted to the Reporting Accountant for correction). In particular, without limitation, its determination shall be deemed to be incorporated into the Draft Post-Closing Additional Cash Payment Statement.
4.6	The expenses (including VAT) of the Reporting Accountant shall be borne equally between the Purchaser, on the one hand, and the Seller, on the other.
4.7	The Seller and Purchaser shall co-operate with the Reporting Accountant and comply with its reasonable requests made in connection with the carrying out of its duties under this Agreement. In particular, without limitation, the Parties shall keep up-to-date and, subject to reasonable notice, make available to the other’s representatives, the accountants and the Reporting Accountant all books, records and premises relating to the Business during normal office hours during the period from the appointment of the Reporting Accountant down to the making of the relevant determination.
4.8	Each party and the Reporting Accountant shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them pursuant to this Exhibit 2.2.5 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Post-Closing Additional Cash Payment Statement, the proceedings of the Reporting Accountant or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

SCHEDULE 10.6
Local Asset Sale Agreements
Real Estate Agreement relating to Beijing
Transition Services Agreement,
Subcontract Agreement,
China Manufacturing Agreement,
China R&D Agreement
R&D Transfer Agreements
S18K Cooperation Agreement
The five Statements of Works of the Korea Agreements UMTS UA4, UMTS UA5, RRH, dBTS 6100 and dBTS 2U.